Filed by: América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.

Commission File No. 001-34086

Below is an English translation of the draft information memorandum that América Móvil, S.A.B. de C.V. (“América Móvil”) filed with the Comisión Nacional Bancaria y de Valores (“CNBV”) in Mexico in connection with its previously-announced offer to acquire all shares of Telmex Internacional, S.A.B. de C.V. (the “Offer”). América Móvil is submitting this information solely because this information has been made public in Mexico. The information set forth below is not complete and may be changed. This document does not constitute an offer to sell any securities in the United States, Mexico or elsewhere. No securities may be offered or sold in the United States, Mexico or any other jurisdiction, unless registered or exempted from registration therein.

América Móvil has not yet commenced the Offer and the terms of and the disclosure with respect to the Offer when it is commenced may differ from the information set forth below. In addition, América Móvil will file a separate registration and tender offer statement in connection with the Offer with the U.S. Securities and Exchange Commission (the “SEC”), which will govern the Offer with respect to holders of securities of Telmex Internacional that reside in the United States.

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In connection with the proposed transaction, América Móvil will file with the SEC a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement. Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in this preliminary information statement is subject to modification, amendment, supplement, clarification or substitution.

An updated version of this preliminary information statement, including any modification, amendment, supplement, clarification or substitution made hereto between the date hereof and the date of the offer described herein, will be available for consultation at the world wide web addresses of the Mexican Stock Exchange and Mexico’s National Banking and Securities Commission,

www.bmv.com.mx, and

www.cnbv.gob.mx,

respectively. In addition, any such change in this preliminary information statement shall be disclosed to the public through the Securities Issuers Electronic Communications System (Sistema Electrónico de Comunicación con Emisoras de Valores, or EMISNET), at

http://emisnet.bmv.com.mx.

The purchase offer subject matter of this preliminary information statement may not be consummated until such time as Mexico’s National Banking and Securities Commission shall have granted its approval therefor pursuant to Mexico’s Securities Market Law. This preliminary information statement does not constitute an offer to purchase the securities described herein.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

PUBLIC OFFER TO PURCHASE UP TO ALL OF THE 18,011,851,560 SHARES OF STOCK OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELINT” OR THE “ISSUER”), ASSUMING THE CONVERSION OF ALL OF THE 8,114,596,082 SERIES AA SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OUTSTANDING AS OF THE DATE HEREOF, INTO SERIES L SHARES,

IN EXCHANGE FOR THE CONCURRENT SUBSCRIPTION BY TELINT’S SHAREHOLDERS OF UP TO 2,638,509,332 SERIES L LIMITED-VOTING SHARES, NO PAR VALUE, ISSUED IN REGISTERED FORM, REPRESENTING APPROXIMATELY 8.2% OF THE OUTSTANDING CAPITAL STOCK OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) AS OF THE DATE HEREOF, OR, AT THE ELECTION OF SUCH SHAREHOLDERS, IN EXCHANGE FOR 11.66 MEXICAN PESOS (“PESOS” OR “Ps.”) IN CASH, FOR EACH SHARE TENDERED BY THEM.

AMX is offering to purchase up to all of the outstanding shares of stock of TELINT, consisting of 18,011,851,560 Series A and Series L shares, concurrent with the subscription by TELINT’s shareholders of up to 2,638,509,332 Series L limited-voting shares, no par value, issued in registered form, representing approximately 8.2% of the outstanding capital of AMX as of the date hereof, or, at the election of such shareholders, for a Purchase Price of Ps.11.66 in cash for each share tendered by them. The exchange ratio is 0.373:1 and, as a result, TELINT’s shareholders may subscribe up to 0.373 Series L shares of AMX, which are not included in the Offer, in exchange for each TELINT share tendered by them.

Issuer:	Telmex Internacional, S.A.B. de C.V.	América Móvil, S.A.B. de C.V.
Trading symbol:	TELINT	AMX
Number of shares outstanding prior to the Offer:	18,011,851,560	32,194,530,456
Number of shares included in the Offer:	Up to 18,011,851,560	None.
Number of shares outstanding upon completion of the Offer:	18,011,851,560	39,323,096,526, assuming that all participants will elect the cash option; or 41,961,605,858 if all participants elect to receive AMX shares.
Purchase price:	Ps.11.66 per share.
Exchange ratio:	0.373 Series L shares of AMX for each TELINT share tendered in connection with the Offer.
Aggregate price:	The aggregate price will depend on the number of shares subscribed in connection with the Offer, subject to a maximum of 2,638,509,332 Series L shares available in AMX’s treasury, or Ps.82,479,943,190 in cash.
Offering period:	April 7, 2010, to May 5, 2010.
Date of registration with the BMV:	May 6, 2010.
Settlement date:	May 11, 2010.

Exchange Procedure:

1.	Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian (as such term is defined in “Glossary of Defined Terms” in this Information Memorandum) with an account at S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), must within the offering period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive Ps. 11.66 in cash, for each TELINT share tendered by them (the “Purchase Price”). The Custodians will consolidate all the instructions received from their clients and deliver to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa” or the “Underwriter”), a duly completed Acceptance Letter (as such term is defined in “Glossary of Defined Terms” in this Information Memorandum) identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date, in which business hours shall be from 9:00 a.m. to 4:00 pm., Mexico City time.

2.	Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May 5, 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer.

3.	Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May 5, 2010.

4.	On May 11, 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, OR (ii) the Purchase Price.

The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May 5, 2010, after 4:00 p.m., Mexico City time. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto.

Conditions: The Offer is subject to various conditions, as described in Section 8 of this information memorandum for the purchase and concurrent subscription offer (this “Information Memorandum”). Such conditions include, among others, the receipt of certain corporate and regulatory approvals, some of which have been heretofore obtained by AMX and/or TELINT. Among other things, the Offer is conditioned upon the successful acquisition by AMX of at least 51% (fifty one percent) of the shares of stock of Carso Global Telecom, S.A.B. de C.V. (“TELECOM”) in connection with a purchase and subscription offer commenced by AMX concurrently herewith (the “TELECOM Offer”); provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders. In addition, the TELECOM Offer is conditioned upon the absence of any legal or other restriction precluding TELINT’s shareholders’ ability to participate in the TELECOM Offer. In the event that the conditions set forth in this Information Memorandum are not met and/or waived by AMX, the Offer shall have no legal effect whatsoever.

Extension of the Offering Period: Pursuant to the applicable laws, the offering period is subject to one or more extensions in accordance with Section 5(j)(iii) of this Information Memorandum, at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of Mexico’s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) pursuant to the last paragraph of Article 101 of Mexico’s Securities Market Law (Ley del Mercado de Valores) (the “LMV”).

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Right to Withdraw: Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to 4:00 p.m. Mexico City time of Expiration Date (as such term is defined in “Glossary of Defined Terms” in this Information Memorandum), including as a result of any relevant change in the terms of the Offer (the “Withdrawal Right”). To such effect, the relevant Custodian shall give the Underwriter, prior to the Expiration Date, written notice of the exercise of the Withdrawal Right by such shareholder. The relevant acceptance will be deemed withdrawn upon receipt of such notice by the Underwriter. Notices of exercise of the Withdrawal Rights are not subject to revocation and, accordingly, the shares so withdrawn will not be included in the Offer.

Notwithstanding the above, any TELINT shares so withdrawn may be subsequently retendered in connection with the Offer at any time prior to the Expiration Date, subject to the satisfaction of the conditions set forth in Section 5(j)(ii) of this Information Memorandum. Any question as to the form and validity (including the time of receipt) of any withdrawal notice will be decided by AMX through the Underwriter, and such decision will be final and binding. AMX may waive any right, defect or irregularity in connection with the withdrawal of any acceptance by any TELINT shareholder, depending upon its significance.

The exercise of the Withdrawal Rights will not be subject to any penalty. Any TELINT shareholder may exercise his/her Withdrawal Right in the manner prescribed in this Information Memorandum and, particularly, in Section 5(m) hereof.

Opinion of TELINT’s Board of Directors: As disclosed by TELINT on March 19, 2010, its Board of Directors, taking into consideration the independent expert opinion of Merrill Lynch, Pierce, Fenner & Smi8th Incorporated or its affiliates (“Merrill Lynch”), who was engaged by TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Governance Committee, determined that the exchange ratio and the Purchase Price determined for purposes of the Offer are fair and reasonable from a financial perspective. For additional information, see Section 17 of this Information Memorandum.

Opinion of TELINT’s Independent Expert Advisor: As disclosed by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert engaged by TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 23(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable from a financial perspective. Recipients of this Information Memorandum are advised to review Exhibit 23(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

Opinion of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes: On January 13, 2010, AMX’s Board of Directors issued a favorable opinion with respect to the commencement of the Offer by AMX, and resolved, among other things, to authorize AMX to retain a financial advisor as independent expert for purposes of the Offer (and also to act as independent expert fur purposes of, and in accordance with, Mexican law). On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse Securities (USA) LLC (“Credit Suisse”). Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer. On March 9, 2010, Credit Suisse issued its opinion to AMX Board of Director’s, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 23(a), the consideration, in cash of in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for purposes of evaluating the Offer from a financial perspective and not for the benefit of shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

Cancellation of Registration: Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends to purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with Mexico’s National Securities Registry (RNV Nacional de Valores) (“RNV”) and their registration for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (“BMV”), subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, following the consummation thereof and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

Tax Considerations: The sale of the TELINT Shares to AMX, and the concurrent subscription of the Series L shares of stock of AMX, are subject to the provisions contained in Articles 60, 109(XXVI) and 190 of Mexico’s Income Tax Law and other applicable tax laws. The summary of tax considerations included in this Information Memorandum does not purport to contain a complete or detailed description of the Mexican tax provisions applicable to TELINT’s shareholders. In addition, such summary may not be applicable to certain shareholders in light of their particular circumstances. Accordingly, TELINT’s shareholders are advised to consult with their own independent tax experts as to the tax consequences associated with their participation in the Offer, including those arising as a result of their particular circumstances.

Prospective Participants: The Offer is extensive to all holders of TELINT’s Series A and Series L shares as of the last day of the Offering Period.

The Series L shares of stock of AMX subscribed in connection with the Offer may be purchased in the secondary market through the BMV by any Mexican or non-Mexican individual or entity.

UNDERWRITER

Inversora Bursátil, S.A. de C.V., Casa de Bolsa

Grupo Financiero Inbursa

TELINT’s shares are registered with the RNV and are listed for trading on the BMV.

AMX’s Series L shares, which are not included in the Offer but may be subscribed in accordance with this Information Memorandum, are registered with the RNV and are listed for trading on the BMV.

Registration with the RNV does not imply any certification as to the quality of the securities, the solvency of the issuer, or the accuracy or truthfulness of the information contained in this Information Memorandum, nor does it validate any act carried out in violation of the law.

Mexico City, [—], 2010.	CNBV Aut. No. [—], dated [—], 2010.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

This Information Memorandum is available for consultation at the web addresses of the BMV and AMX, www.bmv.com.mx and www.americamovil.com, respectively.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

i

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Disclaimers

No intermediary, person authorized to engage in transactions with the public, or any other person, has been authorized to provide information or make any representation not contained in this Information Memorandum. Accordingly, any information or representation not contained herein must be construed as not authorized by AMX and/or the Underwriter.

The Offer contains forward-looking statements. Such statements are contained throughout this Information Memorandum and include statements with respect to the current intentions, considerations or expectations of AMX and its management, including statements with respect to its strategy following the consummation of the Offer and its plans with respect to the acquisition of all of the shares of stock of TELINT. Such forward-looking statements involve risks and uncertainties that could materially affect us and cause our actual results to significantly differ from those described in our forward-looking statements as a result of various factors. Such factors include, without limitation, the condition of the economy, the political situation, the rates of inflation, the exchange rates, and any change in the existing laws and governmental policies of Mexico and other relevant markets. In this Information Memorandum, such forward-looking statements may be identified in some instances by the use of words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” and other similar expressions, but they are not the only way used to identify such statements.

Forward-looking statements are based on the facts known as of the date on which they are made, and AMX and/or the Issuer do not undertake any obligation to update such statements in light of new information or future developments, other than the obligation to disclose the occurrence of any relevant event. Neither AMX nor the Issuer can guarantee that the Offer will be consummated in the terms described in this Information Memorandum or at all. Similarly, no guarantee can be given as to the results, levels of activity, performance or future success of AMX, TELINT and/or their respective subsidiaries and affiliates.

You will not be subject to any brokerage fees and/or commissions whatsoever as a result of your participation in the Offer, other than for any commission payable under any arrangement between you and your Custodian. We advise you to consult in advance with your Custodian as to the applicability of any commission and/or charge by reason of any transaction and/or service performed by your Custodian in connection with the acceptance of the Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

GLOSSARY OF DEFINED TERMS

Unless otherwise defined in the cover page of this Information Memorandum or as the context may otherwise require, the following terms shall have the following meanings, which shall be applicable to both the singular and plural forms thereof:

Term	Definition

“Adverse Governmental Action”	The issuance, enactment, promulgation or execution by any public authority of any law, rule, provision, norm, decree, resolution or order (a) preventing or prohibiting the conduction and/or consummation of the Offer, (b) which may have a material adverse effect on the terms and/or conditions of the Offer, (c) imposing material restrictions on the ability of AMX (or any of its affiliates) to successfully acquire, preserve or exercise in full its ownership rights in respect of the TELINT Shares purchased thereby in connection with the Offer, including, without limitation, the voting rights pertaining to the TELINT Shares, (d) prohibiting, restricting, rendering or seeking to render unlawful any payment in exchange for or the purchase of the TELINT Shares, or the concurrent subscription of the Series L shares of stock of AMX in the terms contemplated by the Offer, or imposing material liabilities for any damages and/or losses as a result thereof, (e) restricting or limiting TELINT’s business operations, (f) imposing or seeking to impose any material condition for the Offer in addition to those set forth in this Information Memorandum, or giving rise to the commencement of any action, proceeding, claim or complaint seeking to achieve any of the above, or (g) limiting the participation of any shareholder in the Offer.

“AMX Shares”	All or any of the up to 2,638,509,332 Series L limited-voting shares, no par value, issued in registered form, representing approximately 8.2% (eight point two) of the outstanding capital stock of AMX as of the date hereof, to be subscribed by the participants in the Offer; provided, that the AMX Shares are not and shall not be deemed to be included in the Offer.

“AMX’s Annual Report”	AMX’s annual report for the year ended December 31, 2008, as filed with the CNBV and the BMV on June 30, 2009, in accordance with the General Rules.

“AMX’s Quarterly Report”	AMX’s report for the fourth quarter of 2009, as filed with the CNBV and the BMV on February 2, 2010, in accordance with the General Rules.

“Commencement Date”	April 7, 2010.

“Custodian”	Any brokerage firm, credit institution or other depositary institution authorized to maintain direct deposits with Indeval, entrusted with the safe-keeping and custody of securities in the name and on behalf of the recipients of the Offer.

“Expiration Date”	May 5, 2010, unless extended upon exercise of the rights described in Section [—] of the Information Memorandum.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

“Global Account”	Account No. 2501, maintained by the Underwriter with Indeval.

“Information Memorandum”	This Information Memorandum issued pursuant to Article 16 of the General Rules.

“Mexico”	The United Mexican States.

“Offer”	The purchase and subscription offer described in this Information Memorandum.

“Offering Period”	The 20 (twenty) business-day period beginning on the Commencement Date, unless extended upon exercise of the rights described in Section 5(j)(iii) of the Information Memorandum.

“Pesos”	Pesos, legal tender of Mexico.

“Registration Date”	May 6, 2010.

“SEC”	The U.S. Securities and Exchange Commission.

“Settlement Date”	May 11, 2010.

“Slim Family”	Mr. Carlos Slim Helú and his immediate family members.

“TELECOM Shares”	All or any of the approximately 3,481,765,200 Series A-1 full-voting shares, no par value, issued in registered form, representing 100% (one hundred percent) of the outstanding capital stock of TELECOM, subject matter of the TELECOM Offer.

“TELINT Shares”	All or any of the 18,011,851,560 shares outstanding as of February 28, 2010, representing 100% (one hundred percent) of the capital stock of TELINT.

“TELINT’s Annual Report	TELINT’s annual report for the year ended December 31, 2008, as filed with the CNBV and the BMV on June 30, 2009, in accordance with the General Rules.

“TELINT’s Quarterly Report”	TELINT’s report for the fourth quarter of 2009, as filed with the CNBV and the BMV on February 18, 2010, in accordance with the General Rules, as resubmitted on February 19, 2010.

“TELMEX”	Teléfonos de México, S.A.B. de C.V.

“U.S. Offer”	The tender offer to purchase in the United States a number of TELINT Shares identical to the number of Series A and Series L shares of TELINT that are the subject matter of the TELINT Offer, including in the form of American Depositary Shares (“ADSs”) (each of which represents 20 Series A or 20 Series L shares of TELINT), in substantially the same terms and conditions as in the Offer, subject to the applicable U.S. laws.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

1. FREQUENT Q&A

Included below are the answers to some of the more frequent questions that a holder of TELINT Shares may have in connection with the Offer. We advise you to carefully read this Information Memorandum in its entirety given that the information contained in this section is not complete and there may be additional material information in other sections of this Information Memorandum.

A. Why is AMX conducting the Offer?

AMX is conducting the Offer to acquire, directly or indirectly, substantially all of the issued and outstanding shares of stock of TELINT, so as to combine the wireless telecommunication services it provides throughout Latin America, with voice, data, video, Internet access and other telecommunication services in Brazil, Colombia and certain other Latin American countries. Such business combination will enable AMX to provide more universally integrated services to its customers. AMX expects that the combined entity will enjoy of a strengthened position towards the major suppliers and will strengthen its research and development capabilities in the telecommunications and information industries.

B. Is AMX conducting any other offer in respect of the TELINT shares, other than this Offer?

Yes. In addition to the Offer, AMX is conducting a separate offer for the TELINT shares in the United States. The Offer and the U.S. Offer are subject to substantially similar terms and conditions.

Also, in addition to the Offer and the U.S. Offer, AMX is conducting the TELECOM Offer. TELECOM is TELINT’s principal shareholder. TELECOM is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose sole purpose is that of a holding company. As of January 15, 2010, TELECOM owned approximately 71.6% of the voting shares of stock of TELINT (which consisted of Series A and Series AA shares), and 60.7% of the outstanding capital stock of TELINT.

C. Who is offering to purchase my securities?

América Móvil, S.A.B. de C.V., a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal offices are located at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México, Distrito Federal, Mexico. AMX’s telephone number at such location is +(5255) 2581-4449. For additional information regarding AMX, see Section 3 of this Information Memorandum.

D. What are the Series and number of shares included in the Offer?

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of stock of TELINT, concurrent with the subscription by TELINT’s shareholders of up to 2,638,509,332 Series L shares of stock of AMX, which are not included in the Offer, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, for a Purchase Price of Ps.11.66 in cash.

E. Why is the Offer a concurrent offer?

AMX is offering to purchase from TELINT’s shareholders up to all of the outstanding shares of stock of TELINT, in exchange for the concurrent subscription of Series L AMX, which are not included and shall not be deemed to be included in the Offer, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, Ps.11.66 in cash.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

F. Can I sell my TELINT Shares as part of the Offer, without purchasing any AMX Shares?

Yes. Any holder of TELINT Shares participating in the Offer shall have the right to (i) subscribe Series L AMX Shares based upon an exchange ratio of 0.373 Series L AMX Shares for each TELINT Share tendered by them, or (ii) receive the Purchase Price in cash.

G. Who is eligible to participate in the Offer?

Any individual and/or entity holding any TELINT Shares, subject to the procedure described in this Information Memorandum; provided, that in order to participate in the Offer, the holders of the Series AA TELINT Shares will be required to first convert such Series AA shares into Series L shares of TELINT. For additional information, see Section 5(j) of the Information Memorandum.

H. How much am I being offered for my securities and what are the applicable payment terms?

AMX is offering to purchase from TELINT’s shareholders up to all of the outstanding shares of stock of TELINT, in exchange for the concurrent subscription of Series L AMX, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, Ps.11.66 in cash.

For purposes of the above, AMX intends to use the Series L shares currently held by it as treasury shares, or its available cash resources, as the case may be. For additional information on AMX’s capital and other resources, see Section 12 of this Information Memorandum.

I. Will I be subject to any brokerage fees?

You will not be subject to any brokerage fees and/or commissions whatsoever as a result of your participation in the Offer, other than for any commission payable under any arrangement between you and your Custodian. We advise you to consult in advance with your Custodian as to the applicability of any commission and/or charge by reason of any transaction and/or service performed by your Custodian in connection with the acceptance of the Offer.

J. Does AMX have sufficient resources to pay for all the costs associated with the Offer?

AMX intends to use certain AMX Shares held thereby as treasury shares, to consumate the Offer. In addition, AMX intends to use its cash on hand and may draw from various credit facilities established for its benefit prior to the commencement of the offers. AMX has not made a final decision as to whether to arrange for an additional line of credit, issue securities or resort to other types of financing in connection with the Offer. Notwithstanding the above, the availability of such lines of credit or financings is not a prerequisite for the consummation of the Offer, including if all participants in the Offer elect the cash option. The consummation of the Offer is not contingent upon AMX’s ability to obtain any third-party financing. For additional information regarding the source and amount of AMX’s resources, see Section 12 of this Information Memorandum.

K. Is AMX’s financial condition relevant to my decision to participate in the Offer?

Yes. If you decide to participate in the Offer, you will receive Series L shares of AMX and, accordingly, you must assess and/or take into consideration AMX’s financial condition before making any decision to become a shareholder of AMX. To assess AMX’s financial condition, we encourage you to carefully review all the documents incorporated by reference in this Information Memorandum, which contain detailed information on AMX’s business, financial condition and other matters.

L. Has AMX obtained all the requisite approvals to conduct the Offer?

The Offer was approved by the CNBV on [—], 2010. In addition, on February 11, 2010, the Federal Competition Commission issued a favorable resolution in connection therewith. In addition, the Offer was approved by AMX’s shareholders meeting on March 17, 2010. For additional information on the conditions applicable to the Offer, see Section 8 of this Information Memorandum.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

M. What is AMX’s interest in TELINT?

As of the date of this Information Memorandum, AMX does not have any equity interest in TELINT. AMX and the Issuer are engaged in the related party transactions described in Section 4 of this Information Memorandum.

N. How much time do I have to decide whether or not to participate in the Offer?

You will have from April 7, 2010, or the Commencement Date, through 4:00 p.m. on May 5, 2010, or the Expiration Date; provided, that such period may be extended pursuant to Section 5(n) of this Information Memorandum.

O. What is the deadline for the surrender of my TELINT Shares?

The TELINT Shares can be surrendered at any time prior to the Expiration Date. If such shares are held through a Custodian, the Custodian will be required to execute an Acceptance Letter prior to the Expiration Date.

P. Can the Offer be extended and, if so, under what circumstances?

Pursuant to the applicable laws, the offering period is subject to extension on one or more occasions at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of the CNBV pursuant to the last paragraph of Article 101 of the LMV. Any shareholder who may have accepted the Offer and tendered his/shares will be entitled to withdraw such acceptance if the Offer is extended for any reason beyond 4:00 p.m., Mexico City time, of the last day of any such extension. All extensions will be announced through the BMV’s EMISNET system and through publication in a national newspaper.

Q. How will I be notified of any extension?

AMX will give notice of any extension of the Offering Period to the Underwriter and will disclose such extension to the public through EMISNET and through publication in a national newspaper, not later than by 9:00 a.m., Mexico City time, on the business immediately succeeding the Expiration Date.

R. Is AMX paying any premium above market price?

No. The exchange ratio was determined based upon the closing price of the AMX Shares, the TELMEX Shares and the TELINT Shares during the 10 (ten) day trading period immediately preceding the announcement of the Offer by AMX’s Board of Directors, which period ended January 12, 2010, taking into consideration, also, TELECOM’s net debt. For additional information, see Section 5(e) of this Information Memorandum. In addition, the payment of any controlling premium would be in violation of the applicable Mexican laws as currently in affect. AMX represents that it will not make any payment other than the consideration described in this Information Memorandum, and that it has not undertaken any commitment or affirmative or negative covenant pursuant to Article 100 of the LMV, for the benefit of either the Issuer or the holders of the securities it intends to purchase in connection with the Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

S. Is there any agreement regarding the participation of TELINT’s former controlling shareholders in the Offer?

AMX did not enter into any arrangement or agreement with any other buyer or any shareholder or director of TELINT prior to the announcement of the Offer.

Notwithstanding the above, the beneficiaries of approximately 60.71% (sixty point seventy one percent) of the TELINT Shares, have indicated that they intend to participate in the Offer. In addition, on March 19, 2010, TELECOM’s Board of Directors resolved that TELECOM will not participate in the purchase and subscription offer extended to TELINT’s shareholders by AMX. On the other hand, and as TELECOM announced on March 19, 2010, members of TELECOM´s Board of Directors who are also TELECOM shareholders, revealed their decision, as well as their related parties’ decision, to participate in the TELECOM Offer.

Based upon Merrill Lynch’s opinion as independent expert advisor engaged by TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Practices Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, TELINT’s Board of Directors determined that such financial ratio and Purchase Price are reasonable.

In addition, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they and their related parties intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares.

For additional information regarding the opinion of TELINT’s Board of Directors, see Section 17 of this Information Memorandum.

T. If I property tender my TELINT Shares within the Offering Period, will they all be accepted?

Yes.

U. Will the Offer be consummated if AMX acquires only a small portion of the TELINT Shares?

Yes. The Offer will be consummated regardless of the number of TELINT Shares acquired by AMX.

V. Who is the Underwriter, and what is the Indeval account number where my TELINT Shares must be deposited?

The Underwriter is Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Its account number at Indeval is 2501, which is referred to herein as the Global Account.

W. How can I participate in the Offer if my TELINT Shares are held through a Custodian?

You must instruct your Custodian, in writing within the Offering Period, to transfer your TELINT Shares to the Global Account not later than by 4:00 p.m., Mexico City time, on the Expiration Date. For additional information, see Section 5(j) of this Information Memorandum.

X. What should I do if I wish to sell a portion but not all of my TELINT Shares in connection with the Offer?

If you wish to participate in the Offer with only a portion of your TELINT interest, you must inform your Custodian of the number of TELINT Shares to be transferred to the Global Account in accordance with the procedure described in Section [—] of this Information Memorandum. You will remain the owner of any TELINT Shares not tendered in connection with the Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Y. Can I withdraw any TELINT Shares previously tendered and, if so, until when?

Yes. Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to the Expiration Date, including as a result of any relevant change in the terms of the Offer. For additional information thereon, see Section 5(m) of this Information Memorandum.

Z. How can I withdraw any TELINT Shares previously tendered?

To withdraw any TELINT Shares previously tendered, you will be required to give written notice of such withdrawal to your Custodian prior to 4:00 p.m., Mexico city time, on the Expiration Date.

AA. Is the consummation of the Offer subject to any condition?

Yes. The Offer is subject to various conditions, as described in Section 8 of this Information Memorandum. Such conditions include, among others, the receipt of certain corporate and regulatory approvals, some of which have been heretofore obtained by AMX and/or TELINT. Among other things, the Offer is conditioned upon the successful acquisition by AMX of at least 51% (fifty one percent) of the shares of stock of TELECOM in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders. In addition, the TELECOM Offer is conditioned upon the absence of any legal or other restriction precluding TELINT’s shareholders’ ability to participate in the TELECOM Offer. In the event that the conditions set forth in this Information Memorandum are not met and/or waived by AMX, the Offer shall have no legal effect whatsoever.

BB. Will TELINT remain a public company following the consummation of the Offer?

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

AMX cannot determine at this time whether the TELINT Shares will remain registered with the RNV and listed for trading on the BMV, as such determination is contingent upon the outcome of the Offer. For additional information, see Section 18 of this Information Memorandum.

CC. How has the market price of the TELINT Shares performed recently?

On January 12, 2010, the last full trading day prior to the public disclosure of AMX’s intent to conduct the Offer, the closing price of the TELINT Shares on the BMV was Ps.11.21 per Series A share and Ps.11.52 per Series L share

On January 12, 2010, the last full trading day prior to the public disclosure of AMX’s intent to conduct the Offer, the closing price of AMX’s Series L shares was Ps.31.80 per share. For additional information, see Section 7 of this Information Memorandum.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

DD. Who can I speak with if I have any question in connection with the Offer?

If you have any question in connection with the Offer, you may contact Mr. Gilberto Pérez Jiménez, at +(5255) 5625-4900, ext. 1547, or your Custodian.

EE. Who is the independent expert retained by TELINT’s Audit and Corporate Governance Committee?

In observance of sound corporate governance practices and to provide increased transparency and objectivity, TELINT’s Audit and Corporate Governance Committee resolved to retain Merrill Lynch as independent expert advisor engaged by TELINT’s Board of Directors, to issue an opinion with respect to the exchange ratio and the Purchase Price proposed in connection with the Offer from a financial perspective, as required by Mexican law. A copy of such opinion is attached to this Information Memorandum as Exhibit 23(b). Recipients of this Information Memorandum are advised to review Exhibit 23(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

In addition, AMX’s Audit and Corporate Governance Committee resolved to retain Credit Suisse as independent expert advisor engaged by AMX’s Board of Directors (for purposes of, and in accordance with, Mexican law), as described further in Section 9.

FF. Has TELINT’s Board of Directors issued any opinion in connection with the Offer?

As disclosed by TELINT on March 19, 2010, based upon Merrill Lynch’s opinion as independent expert advisor to TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Practices Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, TELINT’s Board of Directors determined that such financial ratio is reasonable from a financial perspective.

In addition, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they and their related parties intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares. For additional information, see Section 17 of this Information Memorandum.

GG. What will I receive in exchange for my TELINT Shares?

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of stock of TELINT, in exchange for (i) the concurrent subscription, with the proceeds of such transaction, of 0.373 Series L shares of AMX for each TELINT share, or (ii) Ps.11.66 in cash for each TELINT Share.

HH. Should I participate in the Offer, or would I be better off holding on to my TELINT Shares?

Each investor must make his/her own decision as to how to his/her TELINT Shares in light of his/her particular situation and publicly available information.

II. Will AMX create a trust to subsequently purchase any TELINT Shares not acquired in connection with the Offer?

The creation of the Trust (as such term is defined in this Information Memorandum) referred to in Article 108(I)(c) of the LMV and Section 18 of this Information Memorandum, and the transfer thereto of a number of Series L shares of AMX sufficient to exchange any TELINT Shares not purchased by AMX in connection with the Offer, will depend on the outcome of the Offer. Accordingly, AMX cannot guarantee that such a trust will be established. For additional information, see Section 18 of this Information Memorandum.

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JJ. If a trust is established, would the exchange ratio remain the same as in the Offer?

Yes. If the Trust is established, AMX will transfer thereto a number of Series L shares sufficient to acquire the TELINT shares, based upon the same exchange ratio used in connection with the Offer, which is 0.373 Series L shares of AMX or Ps.11.66 for each TELINT share.

KK. What consequences will I suffer if I forget or decide not to participate in the Offer, or if my Custodian does not transfer my TELINT Shares to the Global Account prior to the Expiration Date?

You will retain your TELINT Shares. The market for the TELINT Shares not tendered in connection with the Offer may be less liquid than the market for such shares prior to the Offer, and the market value of such shares could be significantly lower than their value prior to the Expiration Date, particularly if the TELECOM Shares are effectively cancelled with the RNV and delisted from the BMV.

LL. What are the tax implications of the sale of my TELINT Shares in connection with the Offer?

The sale of the TELINT shares to AMX and the concurrent subscription of the Series L shares of stock of AMX, are subject to the provisions contained in Articles 60, 109(XXVI) and 190 of Mexico’s Income Tax Law and other applicable tax laws. The summary tax considerations included in this Information Memorandum does not purport to contain a complete or detailed description of the Mexican tax provisions applicable to TELINT’s shareholders. In addition, such summary may not be applicable to certain shareholders in light of their particular circumstances.

TELINT’s shareholders are advised to consult with their own independent tax experts as to the tax consequences associated with their participation in the Offer, including those arising as a result of their particular circumstances.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

2. NAME AND ADDRESS OF AMX AND THE ISSUER

AMX’s legal name is América Móvil, S.A.B. de C.V., a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal offices are located at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320 México, D.F., Mexico. AMX’s telephone number at such location is +(5255) 2581-4449.

As a publicly traded corporation whose shares are registered with the RNV, AMX’s information is available for consultation by the public through the BMV, at www.bmv.com.mx, as well as through AMX’s own Internet page, www.americamovil.com. AMX’s trading symbol on the BMV is “AMX”.

In addition, as an issuer whose securities are registered with the SEC, since November 2002 AMX has electronically filed information that is available for consultation by the public at the SEC’s Internet page, www.sec.gov.

For additional information concerning AMX, see AMX’s Annual Report and AMX’s Quarterly Report. Such reports are available for consultation at the Internet pages of AMX and the BMV. In addition, it is anticipated that prior to the Commencement Date each of TELMEX, TELINT and AMX will file a special report concerning its audited consolidated financial statements for the year ended December 31, 2009, together with any recent developments and a detailed analysis and discussion of its financial condition, pending its annual report for 2009, so as to provide the public with additional information regarding the Offer.

The legal name of the Issuer is Telmex Internacional, S.A.B. de C.V. According to TELINT’s Annual Report, the Issuer was organized on December 26, 2007, as a result of a spin-off through which TELMEX divested itself of its Latin American and yellow-page businesses.

According to TELINT’s Annual Report, the Issuer is a Mexican holding company whose operating subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, are engaged in the provision of a vast array of telecommunications services, including voice, data and video transmission, pay cable and satellite TV, Internet access and integrated telecommunications solutions, as well as print and Internet-based yellow-page directory services in Mexico, the United States, Argentina and Peru.

TELINT is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.

According to TELINT’s Annual Report, as of December 31, 2008, TELINT’s capital structure was as follows:

Series	Number of Shares Outstanding	% of Capital Stock	% of Voting Capital(1)
Series L shares, no par value(2)	9,792,737,747	53.44	0
Series AA shares, no par value	8,114,596,082	44.29	95.13
Series A shares, no par value(3)	415,705,231	2.27	4.87
Total	18,323,039,060	100.00%	100.00%

(1)	Except for certain limited matters on which the Series L shares are entitled to vote.
(2)	Excludes 13,874,413,114 Series L shares currently held as treasury shares.
(3)	Excludes 34,551,690 Series A shares currently held as treasury shares.

According to TELINT’s Annual Report, TELINT’s capital is represented by Series A shares, Series AA shares, and Series L shares, no par value. All such shares are fully subscribed and paid-in. The Series AA and Series A shares are full-voting shares. Holders of the Series L shares are entitled to vote only with respect to certain limited matters. All series of shares carry identical rights except for the ownership restrictions imposed by the Series AA shares, which cannot be held by non-Mexican nationals. The Series AA must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, and in accordance with TELINT’s bylaws may only be acquired by Mexican investors.

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According to TELINT’s Annual Report, each Series AA and Series A share can be converted into a Series L share at the election of its holder, so long as the Series AA shares represent not less than 20% of the outstanding shares of stock or 51% of the aggregate number of Series AA and Series A shares. As of December 31, 2008, the Series AA shares represented 44.29% of the outstanding shares of stock and 95.13% of the aggregate number of Series AA and Series A shares.

In addition, according to TELINT’s Annual Report, TELINT has American Depositary Shares (ADSs) outstanding. Each ADS represents 20 Series A or 20 Series L shares and are listed for trading on NASDAQ and the NYSE, respectively. TELINT’s Series L shares are also listed for trading on Spain’s Exchange for Latin American Securities (Mercado de Valores Latinoamericanos, or LATIBEX), whose operating currency is the euro.

TELINT’s principal offices are located at Insurgentes Sur 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., Mexico. TELINT’s telephone number at such location is +(5255) 5223-3200.

For additional information concerning the Issuer, see TELECOM’s Annual Report and TELECOM’s Quarterly Report. Such reports are available for consultation through the BMV at www.bmv.com.mx, and through TELINT’s own Internet page, www.telmexinternacional.com. TELINT’s trading symbol on the BMV is “TELINT.”

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

3. INFORMATION CONCERNING AMX

AMX is the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2009, AMX had 201 million wireless subscribers in 18 countries, compared to 182.7 million at year-end 2008. Because AMX’s focus is on Latin America and the Caribbean, a substantial majority of its wireless subscribers are prepaid customers. In addition, as of December 31, 2008, AMX had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making it the largest fixed-line operator in those regions based on the number of subscribers.

AMX’s principal operations are:

•

Mexico. Through Telcel, AMX provides mobile telecommunications service in all nine regions in Mexico. As of December 31, 2009, AMX had 59.2 million subscribers in Mexico. AMX is the largest provider of mobile telecommunications services in Mexico

•

Brazil. AMX operates in Brazil through its subsidiaries, Claro S.A. and Americel S.A., under the unified brand name “Claro.” With approximately 44.4 million subscribers as of December 31, 2009, AMX is one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. AMX’s network covers the main cities in Brazil, including São Paulo and Rio de Janeiro.

•	Southern Cone. AMX provides wireless services in Argentina, Paraguay, Uruguay and Chile, under the “Claro” brand. As of December 31, 2009, AMX 21.8 million subscribers in the Southern Cone.

•

Colombia and Panama. Through Comcel, AMX provides wireless services in Colombia. As of December 31, 2009, AMX had 27.7 million wireless subscribers in Colombia and Panama, and was the largest wireless provider in Colombia. In March 2009, AMX began offering wireless services in Panama.

•	Andean Region. AMX provides wireless services in Peru under the “Claro” brand and in Ecuador under the “Porta” brand. As of December 31, 2009, AMX had 17.8 million subscribers in the Andean region.

•

Central America. AMX provides fixed-line and wireless services in Guatemala, El Salvador, Honduras and Nicaragua, under the “Claro” brand. As of December 31, 2009, AMX’s Central American subsidiaries had 9.7 million wireless subscribers, over 2.3 million fixed-line subscribers, and 0.3 million broadband subscribers in Central America.

•

United States. TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. TracFone had approximately 14.4 million subscribers as of December 31, 2009.

•

Caribbean. Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest provider of telecommunication services in the Dominican Republic. Codetel provides fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. Codetel had over 4.8 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2009. Through its subsidiaries, Telecomunicaciones de Puerto Rico, Inc. is the largest telecommunications service provider in Puerto Rico, with approximately 0.8 million fixed-line subscribers, 0.8 million wireless subscribers and 0.2 million broadband subscribers as of December 31, 2009. Telecomunicaciones de Puerto Rico, Inc. provides fixed-line and broadband services under the “PRT” brand and wireless services under the “Claro” brand. Oceanic Digital Jamaica Limited provides wireless and value added services in Jamaica. As of December 31, 2009, Oceanic Digital Jamaica Limited had 0.4 million wireless subscribers.

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For additional information concerning AMX, see AMX’s Annual Report and the reports and other information released by AMX pursuant to Articles 104, 105 and 106 of the LMV and Article 33 and other related provisions of the General Rules, including AMX’s Quarterly Report, all of which are available for consultation through the Mexican Stock Exchange at www.bmv.com.mx, and through AMX at www.americamovil.com.

Likewise, it is suggested to see additional documents disclosed by AMX to the public on March 22, 2010, which are available for consultation through AMX at www.americamovil.com, as well as through the following links: www.sec.gov/Archives/edgar/data/1129137/000119312510062463/0001193125-10-06 2463-index.htm; http://www.sec.gov/Archives/edgar/data/1129137/000119312510062453/0001193125-10-062453-index.htm

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

4. RELATIONSHIP BETWEEN AMX AND THE ISSUER

AMX was organized in September 2000, as a result of a spin-off of TELMEX.

According to TELINT’s Annual Report, the Issuer was also organized as a result of a spin-off of TELMEX on December 26, 2007.

In the normal course of business, AMX enters into a number of contractual relationships with TELMEX, TELINT and their respective subsidiaries, including some foreign subsidiaries.

According to the beneficial ownership reports filed with the SEC, TELINT and AMX may for certain purposes be deemed to have certain common directors.

According to TELINT’s Annual Report, through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, TELINT provides a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

Given that AMX and TELINT provide telecommunication services in some of the same regions, they maintain close business relations with each other. These relations include network interconnections, facility sharing arrangements, private circuit usage, the provision of long-distance services to AMX’s subscribers, and the provision of various services to AMX. These relations are governed by a vast number and array of contracts, the most important of which relate to AMX’s operating subsidiaries in Brazil and EMBRATEL (a TELINT subsidiary engaged in the provision of fixed-line telephony services). Many of these contracts are also subject to telecommunications industry-specific laws. The terms of these contracts are similar to those governing each such company’s relations with unrelated third parties. All these relations are of material significance to AMX’s financial performance.

For additional information concerning AMX’s and TELINT’s operations, see Section 7—Principal Shareholders and Related Party Transactions, of AMX’s Annual Report.

As of the date hereof, AMX does not have any equity interest in TELINT.

Messrs. Rayford Wilkings, Jr. and Jaime Chico Pardo are directors of both AMX and TELINT.

AMX and TELINT have not entered into any agreement or arrangement in connection with the Offer. However, on January 13, 2010, AMX informed TELINT’s Board of Directors of its decision to commence the procedure towards the completion of the Offer and requested TELINT’s authorization in connection therewith pursuant to Article Twelve of TELINT’s bylaws.

In addition, on January 14, 2010, the secretary of TELINT’s Board of Directors informed AMX that all of TELINT’s directors had acknowledge receipt of AMX’s notice of its decision to commence the procedure towards the completion of the Offer and had resolved to authorize the Offer in accordance with Article Twelve of TELINT’s bylaws.

For additional information regarding TELECOM and TELMEX, see Section 20 of this Information Memorandum.

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5. THE OFFER

a. Summary

The Purchase Offer

Buyer:	América Móvil, S.A.B. de C.V.

Shares to be purchased:	Up to 18,011,851,560 shares, representing 100% (one hundred percent) of TELINT’s capital stock as of February 28, 2010, which are the subject matter of the Offer.

% of the capital stock:	Up to 100% (one hundred percent) of the shares of stock of TELINT; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then an affiliate or subsidiary of AMX will purchase one (1) TELINT Share. The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately 8.2% (eight point two percent) of the 32,194,530,456 shares outstanding as of February 28, 2010.

Exchange ratio:	0.373 AMX Shares for each TELINT Share.

Purchase price:	Ps.11.66 per TELINT Share.

Trading symbol:	TELINT.

Offering Period:	April 7, 2010, through May 5, 2010.

The Subscription Offer

Issuer:	América Móvil, S.A.B. de C.V.

Shares to be subscribed:	Up to 2,638,509,332 Series L shares of stock of AMX, based upon an exchange ratio of 0.373 Series L shares of AMX for each TELINT Share.

% of the capital stock:	The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately 8.2%.

Subscription factor:	0.373 AMX Shares for each TELINT Share.

Aggregate amount:	Depending on the number of shares acquired, subject to a maximum of 2,638,509,332 AMX Shares, based upon an exchange ratio of 0.373 Series L shares of AMX, or Ps.82,479,943,190.

Offering Period:	April 7, 2010, through May 5, 2010.

Trading symbol:	AMX.

Potential buyers:	Mexican and non-Mexican individuals or entities.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

b. Number and Characteristics of the Shares to be Purchased

Up to 100% (one hundred percent) of the shares of stock of TELINT.

c. Percentage of the Issuer’s Capital Represented by the Shares Included in the Offer

Up to 100% (one hundred percent) of the outstanding shares of stock of TELINT. As of February 28, 2010, TELINT’s capital was represented by 18,011,851,560 shares. The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately 22% (twenty two percent) of the shares outstanding as of February 28, 2010.

d. Number of Shares and Over-allotment Options

Up to 100% (one hundred percent) of TELINT’s outstanding capital, which as of February 28, 2010, was represented by 18,011,851,560 shares; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then an affiliate or subsidiary of AMX will purchase one (1) TELINT Share. The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately 8.2% (eight point two percent) of the shares outstanding as of February 28, 2010. The Offer does not include an over-allotment option.

e. Purchase Price and Basis for the Determination Thereof

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of TELINT, provided that each TELINT shareholder may elect to receive (i) AMX Shares, or (ii) the Purchase Price in cash. Those TELINT’s shareholders who may decide to participate in the offer may elect to receive (i) 0.373 AMX Shares in exchange for each TELINT Share, it being understood that the AMX Shares are not subject and shall not be deemed subject to the Offer, or (ii) the Purchase Price, or Ps.11.66 in cash per TELINT Share.

The financial terms for the Offer were determined based upon the average closing price of the AMX Shares, the Series L TELINT Shares and the Series L TELMEX Shares (the “TMX Shares”) during the 10 (ten) trading-day period immediately preceding AMX’s announcement of its intent to commence the procedure towards the completion of the Offer, which period ended January 12, 2010 (the “Valuation Period”). The price per share so determined is referred to herein the “Average Price for the Valuation Period.”

In particular, in the Offer (1) the price per share is equal to the Average Price for the Valuation Period of each Series L TELINT Share, and (2) the price of the shares to be subscribed is equal to the Average Price for the Valuation Period of each Series L TELINT Share, divided by the Average Price for the Valuation Period of each AMX Share.

The price of the TELECOM Shares for purposes of the TELECOM Offer was determined based upon the value of TELECOM’s primary assets, which consist of the TMX Shares and the TELINT Shares, and its net debt, which as of December 31, 2009, amounted to approximately 22 billion Pesos.

AMX represents under penalty of perjury that it will not make any payment other than the consideration described in this Information Memorandum, and that it has not undertaken any commitment or affirmative or negative covenant pursuant to Article 100 of the LMV, for the benefit of either the Issuer or the holders of the securities it intends to purchase in connection with the Offer.

f. Aggregate Amount of the Offer

It will depend upon the number of purchased shares and up to 2,638,509,332 Series “L” shares, representing AMX capital stock which are currently held as treasury shares, assuming TELECOM will no participate in the Offer, as it has announced, and the remaining TELINT shareholders elect to receive AMX’s Series “L” shares; and up to approximately Ps. 82,479,943,190, assuming TELECOM will no participate in the Offer, as it has announced, and the remaining TELINT shareholders elect to receive cash.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

g. Recent Price/Book Value Multiples

2.19x the TELINT’s book value per share, or its majority stockholders’ equity as of December 31, 2009.

h. Recent Price/Net Income Multiples

23.07x the Issuer’s majority net income according to its income statement as of December 31, 2009.

i. Market Multiples

The offering price is equal to 1.02x the closing price of Ps.11.40 per TELINT Share on the BMV on January 13, 2010.

j. Offering Period

The Offering Period will be 20 (twenty) days beginning as of the Commencement Date, unless extended pursuant to Section 5(j)(iii) of this Information Memorandum.

k. Exchange Procedure

(1)	Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian with an account at Indeval must, within the Offering Period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive the Purchase Price, for each TELINT share tendered by them. The Custodians will consolidate all the instructions received from their clients and deliver to Inbursa a duly completed Acceptance Letter identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date, in which business hours shall be from 9:00 a.m. to 4:00 pm., Mexico City time.

(2)	Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May 5, 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer.

(3)	Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May 5, 2010.

(4)	On May 11, 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, or (ii) the Purchase Price.

(5)	The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May 5, 2010. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

(i)	Transfer Period and Acceptance Letter Delivery Period

April 7, 2010, through 4:00 p.m. on May 5, 2010.

(ii)	Conditions for the Acceptance of the Shares

(1)	Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian with an account at Indeval must, within the Offering Period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive the Purchase Price, for each TELINT share tendered by them. The Custodians will consolidate all the instructions received from their clients and deliver to Inbursa a duly completed Acceptance Letter identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date of the Offer, in which business hours will be from 9:00 a.m. to 4:00 p.m., Mexico City time.

(2)	Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May 5, 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer.

(3)	Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May 5, 2010.

(4)	On May 11, 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, or (ii) the Purchase Price.

(5)	The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May 5, 2010 after 4:00 p.m., Mexico City time. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto.

(iii)	Extension of the Offering Period

Pursuant to the applicable laws, the offering period is subject to extension on one or more occasions at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of the CNBV pursuant to the last paragraph of Article 101 of the LMV.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

(iv)	Acceptance, Prorration and Over-allotment procedure

The acceptance procedure is described in the section hereof relating to the conditions for the acceptance of securities. Because the Offer is for 100% (one hundred percent) of TELINT’s shares, there are no prorrating or over-allotment procedures in place.

l. Settlement Date

The settlement will occur three (3) business days following the date of registration with the BMV; provided that, subject to the successful completion of both the Offer and the TELINT Offer, AMX intends to settle both transactions concurrently in Mexico and the United States.

m. Summary Resolutions of the Board of Directors of AMX in Connection with the Commencement of the Offer

On January 13, 2010, all members of the Board of Directors of AMX, with the exception of Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, who abstained from voting thereon but accepted the outcome of the voting proceedings, adopted, among others, the following resolutions:

“...It is hereby resolved to commence the procedures towards the potential completion of two voluntary, simultaneous and conditional public purchase and concurrent subscription offers, the first such offer for up to all of the shares of stock of Carso Global Telecom, S.A.B. de C.V., and the second such offer for up to all of the outstanding shares of stock of Telmex Internacional, S.A.B. de C.V. not presently held by Carso Global Telecom, S.A.B. de C.V., and to approve Mr. García Moreno’s proposal to retain a recognized investment banking institution as independent expert advisor for purposes of the issuance of an opinion as to the fairness of the proposed exchange ratio for the purchase and concurrent subscription of shares in connection with the aforementioned offers. The above, in order to provide the shareholders of the aforementioned entities with additional elements based upon which to make a decision with respect to such offers.

It is hereby acknowledged that the aforementioned public offers will be subject to various conditions customary for these types of transactions, and to certain special conditions given the nature of such transactions. Among other things, both offers will be conditioned upon the receipt of all the requisite governmental, corporate and third-party approvals, and to their concurrent closing and settlement. In addition, the voluntary purchase of the shares of stock of Telmex Internacional, S.A.B. de C.V. will be conditioned upon the successful acquisition of not less than 51% of the shares of stock of Carso Global Telecom, S.A.B. de C.V. The aforementioned transactions will be structured as efficiently as practicable, taking into consideration, among other things, various corporate, tax and regulatory considerations.

...It is hereby resolved to authorize the secretary of the Board of Directors to call one or more shareholders’ meetings to approve all the necessary procedures and amendments to the bylaws so as to implement the exchange and/or conversion of shares entailed by the offers described in the immediately preceding resolution, and to publish any and all necessary notices to such effect. The above, on the understanding that such shareholders meetings will consider, among other things, the confirmation of the transactions hereby approved, and any necessary amendments to the bylaws, including, among others, the amendment of the Company’s nationality clause.

...It is hereby resolved to authorize the Company, through its officers and/or legal representatives and/or the secretary of the Board of Directors, to give notice of its intent to purchase the aforementioned shares through a public purchase and concurrent subscription offer, in the terms set forth herein, to the shareholders and/or boards of directors of Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., respectively.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

...It is hereby resolved to authorize Messrs. Daniel Hajj Aboumrad, Carlos José García Moreno and Alejandro Cantú Jiménez, to exercise the authority heretofore granted to them by the Company, to execute all the agreements, contracts and other documents pertaining to the transactions hereby approved, and to carry out any such acts and give to any domestic and/or foreign authorities any such notices as they may deem necessary or appropriate for purposes of the transactions hereby approved. It is further resolved to authorize the Company, through its officers and/or legal representatives, to commence such procedures as they may deem necessary or appropriate for the consummation of the public purchase offers hereby approved, including, among other things, to prepare such information memorandums and other documents and information required pursuant to the Securities Market Law and the General Provisions Applicable to Issuers and Other Participants in the Securities Market.

...It is expressly resolved to ratify each and all acts heretofore carried out by the aforementioned legal representatives in connection with the matters approved pursuant to the preceding resolutions.

...It is expressly resolved that the Company will hold each of the principal and alternate members of its Board of Directors, its Chief Executive Officer, Secretary and Alternate Secretary, each of its executive officers, employees and legal representatives, and each of the delegates appointed pursuant to the foregoing resolutions, free and harmless from any claim by or liability to any person or authority as a result of the performance and enforcement of the resolutions contained hereinabove. The Company expressly assumes any and all liabilities arising as a result of any claim or action of any nature whatsoever, and to reimburse each such person for any and all of the expenses incurred thereby in connection therewith, including attorneys’ fees and other expenses.”

n. Withdrawal Rights

Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to 4:00 p.m., Mexico City time on the Expiration Date (without being subject to any penalty), including as a result of any material change in the terms of the Offer or the existence of a competing offer (i) providing for the payment of a cash and/or in-kind consideration to the holders of the TELINT Shares, higher than the consideration contemplated by the Offer, and (ii) which is reasonably determined by TELINT’s Board of Directors, acting in good faith after due consideration of the terms and conditions thereof, to provide for better conditions than the Offer. To implement such withdrawal, the relevant Custodian shall give the Underwriter, prior to the Expiration Date, written notice of the exercise of the Withdrawal Right by such shareholder. The relevant acceptance will be deemed withdrawn upon receipt of such notice by the Underwriter. Notices of exercise of the Withdrawal Rights are not subject to revocation and, accordingly, the shares so withdrawn will not be included in the Offer.

Notwithstanding the above, any TELINT shares so withdrawn may be subsequently retendered in connection with the Offer at any time prior to the Expiration Date, subject to the satisfaction of the conditions set forth in Section 5(j) of this Information Memorandum.

Any question as to the form and validity (including the time of receipt) of any withdrawal notice will be decided by AMX through the Underwriter, and such decision will be final and binding. AMX may waive any right, defect or irregularity in connection with the withdrawal of any acceptance by any TELINT shareholder, depending upon its significance.

There is no penalty for the transfer of any TELINT Shares in connection with a competing offer, or for the exercise of the Withdrawal Rights afforded to TELINT’s shareholders hereunder. Any TELINT shareholder may exercise his/her Withdrawal Right in the manner prescribed in this Information Memorandum.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

6. UNDERWRITER

The Underwriter is Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa.

7. MARKET INFORMATION

The Issuer is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) whose shares are listed for trading on the BMV under the trading symbol “TELINT.”

On January 12, 2010, the date of announcement of the commencement of the procedure towards the completion of the Offer, the closing price of the TELINT Shares on the BMV was Ps.11.21 per Series A share and Ps.11.52 per Series L share.

The following table shows the high and low trading prices of the TELINT Shares during each quarter in 2008 and 2009:

	BMV*
	High		Low
	Pesos per TELINT Series “L” Shares
Financial Quarter
2008:
1Q	Ps.		Ps.
2Q		9.14		8.39
3Q		8.07		6.19
4Q		8.14		5.48
2009:
1Q	Ps.	8.45	Ps.	5.19
2Q		8.73		6.74
3Q		9.77		7.82
4Q		11.96		8.52

(*) TELINT shares were first listed in June 2008

Source: Bloomberg.

	BMV*
	High		Low
	Pesos per TELINT Series “A” Shares
Financial Quarter
2008:
1Q	Ps.		Ps.
2Q		9.21		8.00
3Q		8.60		6.40
4Q		7.80		6.00
2009:
1Q	Ps.	8.00	Ps.	5.26
2Q		8.25		6.25
3Q		9.60		7.75
4Q		11.85		8.70

(*) TELINT shares were first listed in June 2008

Source: Bloomberg.

AMX is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) whose shares are listed for trading on the BMV under the trading symbol “AMX.”

On January 13, 2010, the date of announcement of the commencement of the procedure towards the completion of the Offer, the closing price of the Series L AMX Shares on the BMV was Ps.31.79 per share.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

The following table shows the high and low trading prices of the Series L AMX Shares during each quarter in 2008 and 2009:

	BMV
	High		Low
Financial Quarter
2008:
1Q	Ps.	33.80	Ps.	26.23
2Q		34.52		26.46
3Q		26.82		23.07
4Q		25.13		16.03
2009:
1Q	Ps.	22.53	Ps.	18.02
2Q		25.36		19.20
3Q		30.65		24.55
4Q		31.47		28.66

Source: Bloomberg.

8. CONDITIONS FOR THE OFFER

The Offer is conditioned upon the receipt of various corporate and legal approvals, consents and or implicit authorizations. As a result, the Offer is conditioned upon the satisfaction of the conditions described below, or the waiver of such conditions by AMX. AMX may in its sole discretion, at any time prior to the Expiration Date or, in the event of any condition consisting in the receipt and continuing validity and effect of any regulatory approval, the Settlement Date,

(1)	rescind and terminate the Offer, and immediately return to TELINT’s shareholders any TELINT Shares tendered thereby, without any consideration in exchange therefor, and/or

(2)	modify the terms and conditions of the Offer,

if AMX determines in good faith and in its sole discretion, for purposes of either (1) or (2) above, that any of the following conditions has occurred:

•	Adverse Governmental Action: The commencement of an Adverse Governmental Action.

•

Consents: AMX’s or TELINT’s failure to obtain from any public, governmental, judicial, legislative or regulatory authority, of from any individual or entity, any waiver, consent or approval necessary to consummate the Offer and the other transactions envisioned by AMX, or to enable any shareholder to participate in the Offer or the other transactions envisioned by AMX, or if the terms and conditions of any such waiver, consent or approval are not acceptable to AMX in its reasonable discretion.

•

Adverse Changes in the Issuer’s Condition: Any change or potential change (or any condition, event or circumstance that could be expected to result in a change) in the business activities, properties, assets, liabilities, obligations, capitalization, equity interests, financial or other condition, operations, licenses, concessions, permits, permit applications, operating results, cash flows or prospects of TELINT or any of its subsidiaries and affiliates, which in AMX’s discretion has had or could be expected to have a material adverse effect on TELINT or any of its subsidiaries or affiliates, or if AMX has acquired knowledge of any fact which in its sole discretion has had or could be expected to have a material adverse effect on the value of TELINT or any of its subsidiaries, or the TELINT Shares.

•

Adverse Changes in the Market Conditions: An actual or threatened (i) suspension of trading in or the imposition of any restriction on the trading price of any securities on any stock exchange, secondary or over-the-counter market, or any decrease in the Dow Jones Industrial Average, the

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Standard & Poor’s Index of 500 Industrial Companies, Mexico’s National Consumer Price Index or the Mexico Index, in excess of 10%, since the closing of business on the last trading day prior to the Commencement Date, or material adverse change in the price of the securities listed on the BMV or the New York Stock Exchange (NYSE), (ii) declaration of default or banking moratorium by the local or federal authorities of Mexico or the United States, whether or not mandatory, (iii) event or restriction (whether or not mandatory) imposed by any authority, entity or agency, which in AMX’s discretion could affect the availability of credit or financing from the banking system, (iv) commencement or escalation of any war, hostilities, threats, terrorist acts or other national or international crisis directly or indirectly affecting Mexico or the United States, (v) material change in the exchange rate of the Mexican peso in the United States, or in any other exchange rate, or any suspension or restriction in the relevant foreign exchange, financial or securities markets (whether or not mandatory), or (vi) if any such act or event is ongoing as of the Commencement Date, any escalation or deterioration in any such act or event.

•

The lack of satisfaction or waiver of the conditions for the TELECOM Offer or that AMX’s failure to acquired there through at least 51% (fifty one percent) of TELECOM’s shares of stock; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders.

The occurrence of any of the events upon which the Offer is conditioned will be determined by AMX in its sole and reasonable discretion. Such conditions have been established for AMX’s exclusive benefit and may be invoked, exercised or decided upon by AMX regardless of the circumstances giving rise thereto. Such conditions may be waived by AMX (to the extent permitted by law) in whole or in part, from time to time, at AMX’s sole discretion. AMX failure to exercise any such right will not be construed as a waiver thereof. No waiver of any such right in respect of any particular event or circumstance will constitute or be deemed to constitute a waiver with respect of any other particular fact or circumstance. Each such right shall constitute a continuing right that may be exercised or invoked at any time and from time to time. Any determination by AMX based upon any of the events described in this Section 8 of the Information Memorandum shall be final and binding upon all parties.

AMX reserves the right to rescind and terminate the Offer upon the verification of any of the aforementioned conditions. In such event, AMX will publicly announce such event or waive the relevant condition. Upon termination of the Offer, those TELINT shareholders who may have tendered their shares will not have any right or claim against AMX as a result of such termination. The foregoing right may be exercised by AMX at any time prior to its acceptance of any TELINT Shares tendered in connection with the Offer.

Following the commencement of the Offering Period, the Offer will not be subject to any condition other than those described in this section. The receipt by the Underwriter of any TELINT Shares validly tendered in connection with the Offer shall not be construed as a waiver of any of the aforementioned conditions by AMX.

No waiver by AMX of its right to rescind and terminate the Offer at any time upon the occurrence of any of the conditions described herein shall constitute or be deemed to constitute a permanent waiver of AMX’s right to invoke such condition at any future time.

On the first business day after the Expiration Date, AMX, taking into consideration the satisfaction or absence of the conditions described in this section, will disclose to the public, through a press release, whether or not it intends to accept the TELINT Shares tendered in connection with the Offer and, as the case may be, the aggregate number of shares so tendered and accepted. Any such announcement shall constitute an acknowledgment on the part of AMX to the effect that the Offer has been consummated and that AMX will proceed to settle the Offer in the terms and in accordance with the procedure described herein. Any such announcement will also be released through EMISNET.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

For purposes of the conditions referred to in this Section 8 of the Information Memorandum, (i) on February 11, 2010, the CNBV resolved by a majority of votes to unconditionally approve the foregoing transaction, and (ii) the Offer was approved by AMX’s shareholders meeting on March 17, 2010.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

9. ARRANGEMENTS PREDATING THE OFFER

a. Preliminary Discussions and Analysis

In November 2009, the chief executive officers of AMX and TELINT, Messrs. Daniel Hajj and Oscar Von Hauske, respectively, began discussing a potential arrangement for the joint provision of telecommunications services to their customers in Brazil in order to match the offerings available from their competitors in the integrated fixed-line and wireless telephony sector. Subsequent discussions between Messrs. Hajj and Von Hauske expanded to include other potential synergies or business opportunities, not only in Brazil but in some of the other countries in which both companies operate.

The preliminary discussions led to a series of meetings in late December 2009. Such meetings were held as part of the ongoing quest for business opportunities to maximize the use of the 3G technology developed by AMX in the region, and to provide converging services based upon the technologies implemented by both AMX and TELINT. These meetings in turn led to a more comprehensive approach towards the integration of services, including through the potential merger or overall reorganization of some of their operating companies in the region, including those in Brazil and Colombia.

In early January 2010, Mr. Daniel Hajj began discussing with the Slim Family and other TELECOM’s directors the possibility of combining the operations of AMX, TELECOM and TELINT, in lieu of a more limited merger or combination of some of AMX’s and TELINT’s operating subsidiaries. These discussions led to the conclusion that such a combination would provide the shareholders of both companies not only with an integrated service but also with significant long-term synergies among AMX’s and TELINT’s business operations, licenses, infrastructure and managements in various Latin American countries. They developed a proposal pursuant to which AMX would offer shares of its capital stock as consideration in connection with any such transaction, based upon an exchange ratio that would take into consideration the relative market prices of each of AMX’s and TELINT’s Series L shares, given their high market liquidity. As with respect to TELECOM, they discussed the possibility of using the market price of the Series L shares of each of AMX, TELINT and TELMEX, and TELECOM’s net debt.

Between January 6 and January 8, 2010, various members of the Slim Family and several TELECOM directors, as well as Messrs. Hajj and Von Hauske, concluded that the proposed combination should be analyzed from a corporate and regulatory standpoint in order to submit a formal proposal for its consideration by AMX’s Board of Directors. Such conclusion was based, among other things, on (i) the fact that the evolution in the telecommunications industry has led to the existence of concurrent technological platforms for voice, data and video streaming services, (ii) the recent development in terms of applications, functionalities and equipment, (iii) the increased demand for services in Latin America, (iv) the advantages derived from offering integrated communication services in the region, regardless of the platform of origin of such services, and (v) the opportunity to create long-term synergies.

Over the weekend of January 9 and 10, 2010, Mr. Hajj contacted several of AMX’s executive officers, principal shareholders and outside counsel, and the Slim Family, to discuss the viability and potential structure of such a business combination. He also contacted certain representatives of AT&T, which is one of TELINT’s and AMX’s principal shareholders, to inform such shareholder of AMX’s plans in connection with the proposed transaction. Over the same weekend, the General Counsel and Secretary of the Board of Directors of AMX, Mr. Alejandro Cantú Jiménez, and the company’s outside counsel, discussed and devised a preliminary structure for the proposed combination. On January 11, 2010, a working group comprised by various executive offices and advisors informed Mr. Hajj that the preferred structure for such combination would be a concurrent purchase and subscription offer targeted towards TELECOM’s and TELINT’s shareholders, given that any merger or other alternatives to achieve such combination would under Mexican law give rise to adverse tax consequences and involve cumbersome regulatory approval processes in Mexico and the rest of Latin America.

During the period from January 11 to January 13, AMX’s Executive Director of Administration and Finance, Mr. Carlos García Moreno, and Mr. Cantú, held numerous telephone conferences and meetings with AMX’s outside counsel and tax advisors, and with its financial advisor, Grupo Financiero Inbursa,

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

S.A.B. de C.V. They further met and held several discussions with various representatives of AT&T regarding the proposed combination. On January 12, Mr. Cantú, in his capacity as Secretary of the Board of Directors of AMX, contacted each and all of the directors and invited them to a board meeting that would be held January 13.

The meeting of the Board of Directors took place as scheduled, on January 13. In attendance thereat were Messrs. García Moreno, Cantú Jiménez, as well as various representatives of Grupo Financiero Inbursa, S.A.B. de C.V., its financial advisor. Mr. Hajj submitted the proposed combination to the Board of Directors for its approval, which moved to authorize the company’s executive officers to initiate the processes leading to the possible completion of proceed with the transaction. The Board of Directors’ decision was unanimous, except that Messrs. Hajj and Patrick Slim Domit abstained from voting thereon to avoid any appearance of a conflict of interests, but were nevertheless in agreement with the resolution adopted by the remaining directors.

Immediately after the board meeting, AMX issued a notice of disclosure of the occurrence of a relevant event and announced its intention to conduct the Offer and the TELINT Offer. On the same date, AMX delivered a letter to each member of TELECOM’s and TELINT’s boards, requesting their authorization for AMX to commence the process towards the consummation of the Offer and the TELINT Offer, as required by Article Twelve of TELINT’s bylaws and Article Thirteen of TELECOM’s bylaws. Such letters contained all the additional information required to be disclosed to any person interested in the acquisition of 10% (ten percent) or more of the issued and outstanding shares of stock of TELECOM and TELINT, in accordance with their respective bylaws.

b. Approval by AMX’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, the members of AMX’s Board of Directors resolved, by unanimous consent, to commence the process towards the consummation of the Offer in the terms set forth below, which terms were disclosed to the public and the Board of Directors of TELECOM:

“América Móvil’s Tender Offer for Carso Global Telecom and Telmex Internacional

Mexico City, January 13, 2010. América Móvil, S.A.B. de C.V. (América Móvil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it will launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by América Móvil. The exchange ratio will be 2.0474 to 1, and thus, the shareholders of Telecom would receive 2.0474 shares of América Móvil per each Telecom share.

If Telecom’s shareholders tender all their Telecom shares, America Móvil would beneficially own 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Telecom’s net indebtedness at the end of 2009 was approximately 22,017 million pesos.

América Móvil also announced that it will launch an offer for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of America Móvil per each Telmex Internacional share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered.

These transactions have been approved today by América Móvil’s board of directors.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

The evolution of the telecommunications industry has led to the development of technological platforms capable of providing combined voice, data and video transmission services. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an imminent, exponential growth in the demand for data services in Latin America and the Caribbean. The business combination described herein will enable América Móvil to offer integrated communication services throughout the region, regardless of their platform of origin.

In addition, the business combination will enable América Móvil to create significant synergies, improve its marketing efforts and more efficiently use its networks and information systems and processes, which will in turn enable it to offer more integrated and universal services in increasingly attractive conditions to its customers. América Móvil also believes that the combined businesses will place it in a better position to focus on research and development in the telecommunications and information technology industries. Overall, the business combination will strengthen América Móvil’s position as a world class company with nearly 250 million customers in 18 countries.

As a strong and competitive Mexican corporation, América Móvil will be well positioned to offer to its customers and investors the benefits of the significant technological changes occurring worldwide, which will be of particular relevance in Latin America.

The Offers will be conditioned upon the issuance of the requisite approvals.

About AMX

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2009, it had 194.3 million cellular and 3.8 million fixed-line subscribers in the American continent.

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Limitation of Liability

This document does not constitute an offer to sell any securities in the United States, Mexico, or elsewhere. No securities may be offered or sold in the United States, Mexico or any other jurisdiction, unless registered or exempted from registration therein. Any public offering of securities in the United States or Mexico must be made pursuant to a prospectus or Disclosure Statement available from América Móvil, containing detailed information with respect to América Móvil, Carso Global Telecom, S.A.B. de C.V. and/or Telmex Internacional, S.A.B. de C.V., and their respective managements, financial information and other relevant data.

This document contains forward-looking statements, which reflect the current views or future expectations of América Móvil and its management with respect to its performance, business operations and future developments. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. América Móvil does not undertake and expressly disclaims any obligation to update such statements in light of new information, future developments, or otherwise.”

c. Receipt of Notice and Approval by TELECOM’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, América Móvil informed TELECOM’s board of directors of its intention to commence the process towards the completion of the Offer, and requested that it authorize the necessary actions for purposes of Article Thirteen of TELECOM’s bylaws.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

On January 14, 2010, TELECOM issued a public release with respect to the events described in the following excerpt thereof:

“Mexico City, Federal District, January 14, 2010; Carso Global Telecom, S.A.B. de C.V. (BMV: “TELECOM”), hereby announces that it has received notice of the intent of América Móvil, S.A.B de C.V. (BMV and NYSE: “AMX”; NASDAQ: “AMOV”) to conduct an exchange offer in respect of up to all of the registered shares of common stock of TELECOM, which notice is reproduced below:

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX INTERNACIONAL

MEXICO CITY, JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMÉRICA MÓVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMÉRICA MÓVIL. THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMÉRICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

AMÉRICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMÉRICA MÓVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING COMBINED VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN. IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.

*****

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMX, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMX AND ITS MANAGEMENT, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMX AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMX DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.’

**********

THE SHARES SUBJECT MATTER OF THE EXCHANGE OFFER WILL REPRESENT UP TO 100% OF THE CAPITAL STOCK OF TELECOM. THE OFFER IS CONDITIONED UPON THE RECEIPT OF ALL THE REQUISITE APPROVALS, INCLUDING THE APPROVAL OF THE NATIONAL BANKING AND SECURITIES COMMISSION.

TELECOM’S BOARD OF DIRECTORS EXPRESSED ITS INTEREST IN THE PROPOSAL AND RESOLVED TO AUTHORIZE ITS AUDIT AND CORPORATE GOVERNANCE COMMITTEE TO TAKE ALL THE ACTIONS MANDATED BY THE APPLICABLE LAWS, INCLUDING THE PREPARATION OF THE RELEVANT OPINIONS AND THE APPOINTMENT OF EXPERTS AND ADVISORS TO ANALYZE SUCH PROPOSAL, SO AS TO FACILITATE THE SUCCESSFUL COMPLETION OF THE OFFER.

BASED UPON ARTICLE THIRTEEN OF TELECOM’S BYLAWS, THE BOARD OF DIRECTORS OF TELECOM AUTHORIZED AMÉRICA MÓVIL TO LAUNCH THE PROPOSED OFFER.

*****

THIS NOTICE DOES NOT CONSTITUTE AN OFFER IN RESPECT OF ANY TYPE OF SHARES. NO SECURITIES MAY BE PUBLICLY OFFERED UNTIL AFTER THE RELEVANT OFFER HAS BEEN APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION IN ACCORDANCE WITH THE SECURITIES MARKET LAW.

LIMITATION OF LIABILITY: THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR CURRENT VIEWS OR FUTURE EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. SUCH FORECASTS INCLUDE, WITHOUT LIMITATION, CERTAIN STATEMENTS THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

MAY CONTAIN WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “IN OUR OPINION,” “MAY RESULT,” AND OTHER WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED HEREIN. NEITHER WE NOR OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVE OFICERS, AGENTS OR EMPLOYEES ASSUME ANY RESPONSIBILITY WHATSOEVER TO ANY THIRD PARTY (INCLUDING ANY INVESTOR) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN CONNECTION WITH THE OFFER CONTAINED IN THIS DOCUMENT OR FOR ANY CONSEQUENTIAL, SPECIAL OR OTHER SIMILAR DAMAGES SUFFERED THEREBY.”

d. Receipt of Notice and Approval by TELINT’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, América Móvil informed TELINT’s board of directors of its intention to commence the process towards the completion of the TELINT Offer, and requested that it authorize the necessary actions for purposes of Article Twelve of TELINT’s bylaws.

On January 14, 2010, TELINT issued a public release with respect to the events described in the following excerpt thereof:

“Mexico City, Federal District, January 14, 2010; Telmex Internacional, S.A.B. de C.V. (BMV: “TELINT”, NYSE: “TII”, LATIBEX: “XTII”), hereby announces that it has received notice of the intent of América Móvil, S.A.B de C.V. (BMV and NYSE: “AMX”; NASDAQ: “AMOV”) to conduct an exchange offer in respect of up to all of the registered shares of common stock of TELINT other than those owned by Carso Global Telecom, S.A.B. de C.V., which notice is reproduced below:

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX INTERNACIONAL

MEXICO CITY, JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMÉRICA MÓVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMÉRICA MÓVIL. THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMÉRICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

AMÉRICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMÉRICA MÓVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING COMBINED VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN.

IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE

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DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.’

**********

THE SHARES SUBJECT MATTER OF THE PURCHASE OR EXCHANGE OFFER WILL REPRESENT UP TO 39.3% OF THE CAPITAL STOCK OF TELINT AND CONSIST OF THE SHARES OF TELINT OTHER THAN THOSE CURRENTLY OWNED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V. THE OFFER IS CONDITIONED UPON THE RECEIPT OF ALL THE REQUISITE APPROVALS, INCLUDING THE APPROVAL OF THE NATIONAL BANKING AND SECURITIES COMMISSION.

TELINT’S BOARD OF DIRECTORS EXPRESSED ITS INTEREST IN THE PROPOSAL AND RESOLVED TO AUTHORIZE ITS AUDIT AND CORPORATE GOVERNANCE COMMITTEE TO TAKE ALL THE ACTIONS MANDATED BY THE APPLICABLE LAWS, INCLUDING THE PREPARATION OF THE RELEVANT OPINIONS AND THE APPOINTMENT OF EXPERTS AND ADVISORS TO ANALYZE SUCH PROPOSAL, SO AS TO FACILITATE THE SUCCESSFUL COMPLETION OF THE OFFER.

BASED UPON ARTICLE TWELVE OF TELINT’S BYLAWS, THE BOARD OF DIRECTORS OF TELINT AUTHORIZED AMÉRICA MÓVIL TO LAUNCH THE PROPOSED OFFER.

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THIS NOTICE DOES NOT CONSTITUTE AN OFFER IN RESPECT OF ANY TYPE OF SHARES. NO SECURITIES MAY BE PUBLICLY OFFERED UNTIL AFTER THE RELEVANT OFFER HAS BEEN APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION IN ACCORDANCE WITH THE SECURITIES MARKET LAW.

LIMITATION OF LIABILITY: THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR CURRENT VIEWS OR FUTURE EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. SUCH FORECASTS INCLUDE, WITHOUT LIMITATION, CERTAIN STATEMENTS THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND MAY CONTAIN WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “IN OUR OPINION,” “MAY RESULT,” AND OTHER WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED HEREIN. NEITHER WE NOR OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVE OFICERS, AGENTS OR EMPLOYEES ASSUME ANY RESPONSIBILITY WHATSOEVER TO ANY THIRTY PARTY (INCLUDING ANY INVESTOR) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN CONNECTION WITH THE OFFER CONTAINED IN THIS DOCUMENT OR FOR ANY CONSEQUENTIAL, SPECIAL OR OTHER SIMILAR DAMAGES SUFFEREDTHEREBY.”

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Pursuant to Article 48 of the LMV and Article 130 of the General Corporations Law, Article Twelve of TELINT’s bylaws incorporates protections against the acquisition, directly or indirectly, of a controlling ownership position in TELINT by any shareholder, group of related shareholders acting in concert, or third party. Pursuant to such provisions, any acquisition of TELINT’s shares or other securities the underlying instruments of which are TELINT Shares or any rights thereto, representing 10% (ten percent) or more of TELINT’s voting capital, in a single transaction or a series of successive transactions, is subject to the prior approval of TELINT’s Board of Directors.

Any person or group of persons intending to acquire 10% (ten percent) or more of the outstanding voting shares of TELINT, must request in writing the aforementioned authorization to the Chairman and the Secretary of TELINT’s Board of Directors.

If the Board of Directors declines such request, it must designate one or more buyers, and such buyers will be required to pay to the seller the most recent price reported by the BMV. The price for any shares not registered with the RNV will be determined in accordance with the procedure set forth in Article 130 of the General Corporations Law.

The Board of Directors will issue its decision to that effect within three months from the receipt of the request, or the date of receipt of any additional information requested by it, as the case may be, taking into consideration (i) such criteria as may best conform to the interests, business operations and long term prospects of TELINT and its subsidiaries, (ii) the economic benefits resulting from the observance of Article Twelve of TELINT’s bylaws, which must not be exclusive of any one or more TELINT shareholders other than the person intending to acquire its control, and (iii) not to complete preclude the acquisition of TELINT’s control.

In addition, TELINT’s bylaws provide that for so long as TELINT’s shares are registered with the RNV, any such transaction carried out through the BMV will be subject, in addition, to the provisions contained in the LMV or any resolution issued by the CNBV.

TELINT’s bylaws further provide that in the event of any acquisition required to be made through a tender offer in terms of the LMV, the prospective buyer must (i) satisfy all applicable legal requirements, (ii) obtain all the requisite regulatory approvals, and (iii) secure the Board of Director’s authorization prior to the commencement of the applicable offering period. In any event, any person intending to acquire 10% (ten percent) or more of TELINT’s capital stock must disclose any action taken thereby to secure the authorization of the Board of Directors in accordance with TELINT’s bylaws.

e. Engagement of of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes

On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse. Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer.

f. Opinion of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes:

During the meeting of the Board of Directors of AMX held on March 9, 2010, Credit Suisse issued its opinion to AMX’s Board of Directors, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 23(a), the consideration in cash or in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for purposes of evaluating the Offer from a financial perspective and not for the benefit of

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shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

g. Opinion of the Independent Expert Retained by TELINT’s Audit and Corporate Governance Committee

As disclosed by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert advisor engaged by TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 23(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable from a financial perspective. Recipients of this Information Memorandum are advised to review Exhibit 23(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

h. Approval by TELINT’s Board of Directors

As disclosed by TELINT on March 19, 2010, pursuant to Article 101 of the LMV its Board of Directors, taking into consideration Merrill Lynch’s independent expert opinion and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, determined that the exchange ratio and the Purchase Price for purposes of the Offer are fair and reasonable from a financial perspective.

In addition, pursuant to Article 101 of the LMV, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. TELINT’s Chief Executive Officer, Mr. Oscar Von Hauske, does not hold any TELINT Shares.

Finally, the members of TELINT’s Board of Directors indicated that, notwithstanding the fact that in their opinion they have no conflicts of interests in connection with the Offer, in order to avoid any potential perception as to the existence of any such conflict Messrs. Arturo Elías Ayub and Carlos Slim Domit decided to abstain from participating in any discussion with respect to the Offer, but were nevertheless in agreement with the resolution adopted by the remaining directors.

i. Approval by AMX’s General Ordinary Shareholders Meeting

The Offer was approved by AMX’s general shareholders meeting on March 17, 2010.

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10. INTENT

AMX intends to acquire, directly or indirectly, substantially all of the outstanding shares of the capital stock of TELINT in connection with the Offer, with the aim of combining its wireless telecommunications services and TELINT’s voice, data and video transmission, Internet access and other telecommunications services in Brazil, Colombia and various other Latin American countries. The business combination will translate in a more efficient use of their operating companies’ networks, and will enable AMX to provide more universally integrated services to its customers. AMX believes that the business combination will also enhance its research and development capabilities in the telecommunications and information technology sectors.

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11. PURPOSE AND FUTURE PLANS

Primary Purpose

The primary purpose of the Offer is to allow AMX to direct or indirectly acquire all of the outstanding shares of capital stock of TELECOM and TELINT, as well as integrate AMX’s wireless communication services with TELINT’s voice, data and video transmission services, Internet access and other telecommunications services in Brazil, Colombia and certain Latin American countries, except for Mexico, where both AMX and TELINT operate. An interest in Telmex will also be acquired through the Offer.

AMX believes that the telecommunications market has evolved in the past few years, resulting in the rendering of combined voice, data and video transmission services by technological platforms. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an imminent, exponential growth in the demand for data services in Latin America. The business combination, allows AMX to provide integrated services to its customers in the region, regardless of their platform of origin.

AMX considers that the combination of TELECOM and TELINT will generate synergies and expects that the business combination will transalte in a more efficient use of networks, systems, and information processes, which will allow AMX to provide its costumers integrated and universal services.

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12. CAPITAL RESOURCES

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of TELINT, provided that each TELINT shareholder may elect to receive (i) AMX Shares, or (ii) the Purchase Price in cash. Those TELINT’s shareholders who may decide to participate in the offer may elect to receive (i) 0.373 AMX Shares in exchange for each TELINT Share, it being understood that the AMX Shares are not subject and shall not be deemed subject to the Offer, or (ii) the Purchase Price, or Ps.11.66 in cash per TELINT Share.

The amount of capital resources required by América Móvil to consummate the Offers will depend largely on the decision of the holders of TELINT Shares that may elect to participate in the TELINT Offer and the U.S. Offer, as to whether to tender their TELINT Shares in exchange for cash or for AMX Shares. TELECOM has advised AMX that it will not participate in the Offer.

AMX expects to obtain the funds necessary to complete the Offers from cash and cash equivalents on hand, supplemented if necessary by drawing under a U.S.$2 billion revolving syndicated credit agreement (the “Credit Agreement”) between AMX, certain lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, and Citigroup Global Markets Inc., as Sole Bookrunner and Sole Lead Arranger.

AMX’s cash and cash equivalents as of December 31, 2009 were Ps.27.4 billion, or approximately U.S.$2.1 billion at the December 31, 2009 exchange rate. In addition, AMX can apply toward the completion of the Offers a substantial amount of the cash generated from its operations during 2010 through the date of completion of the Offers. AMX expects to generate cash from operations in 2010 that substantially exceeds its other funding requirements, and part of those funding requirements can be met by drawing on committed facilities from export credit agencies totaling approximately $1 billion.

The Credit Agreement provides for borrowings of up to U.S.$2 billion, all of which is currently available for borrowing. Proceeds of borrowing may be used for general corporate purposes, including paying the cash consideration in the Offers and the expenses of the Offers. The Credit Agreement is unsecured and is guaranteed by Telcel. Under the Credit Agreement, AMX must pay interest on the outstanding principal amount at a rate per annum equal to the LIBO Rate plus a spread of 25 basis points. The Credit Agreement matures in April 2011.

The Credit Agreement contains typical covenants for a syndicated credit facility, including limitations on AMX ability to incur secured debt, to effect a merger of AMX or Telcel, to sell substantially all of AMX’s assets, to sell control of Telcel, or to permit restrictions on the ability of Telcel to pay dividends or make distributions to AMX. In addition, the Credit Agreement requires that AMX maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0, and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. AMX was in compliance with these ratios as of December 31, 2009 and would remain so even after giving pro forma effect to a draw of the full amount available under the Credit Agreement.

AMX will pay for all the expenses incurred in connection with the Offer, which together with the expenses associated with the TELECOM Offer amount to approximately Ps.20 million. Such expenses include, among others:

•	RNV registration fees in the amount of Ps.[—]

•	BMV registration fees in the amount of Ps.[—]

•	Underwriting fees and commissions in the amount of Ps.[—]

•	Legal fees in the amount of Ps.[—]

•	Auditors’ fees in the amount of Ps.[—]

•	Printing costs in the amount of Ps.[—]

•	Publication costs in the amount of Ps.[—].

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13. CAPITAL STRUCTURE

As of the Commencement Date, AMX did not own, whether directly or indirectly, any TELECOM Shares.

Assuming that AMX will acquire all of the TELECOM Shares in connection with the Offer, AMX will own 100% (one hundred percent) of the shares of stock of TELECOM; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then a subsidiary of AMX will purchase one (1) TELECOM Share.

Upon consummation of the Offer and giving effect to the TELECOM Offer, AMX’s organizational structure will be as follows:

*	For additional information concerning AMX’s subsidiaries, see AMX’s Annual Report and AMX’s Quarterly Report.

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14. CONSEQUENCES OF THE OFFER

The consummation of the Offer will cause the number of TELINT shareholders to decrease significantly and, as a result, there may be no active secondary market for the TELINT Shares after the Expiration Date.

Until such time as the registration of the TELINT Shares with the RNV and the BMV shall have been cancelled, TELINT will remain subject to the provisions contained in the LMV, the General Rules and other applicable provisions, including those governing the periodic disclosure of information and the supervision and surveillance powers of the CNBV.

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

As described in Section 18 of this Information Memorandum, if after the completion of the Offer the CNBV approves the cancellation of the TELINT Shares with the RNV and the BMV, but there are still any TELINT Shares held by the public, pursuant to Article 108(I)(c) of the LMV the Issuer will establish an irrevocable management trust (the “Trust”) and transfer thereto, for a term of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, and cash resources in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

As of the date hereof, AMX does not have any plan with respect to any potential merger, spin-off, change in business, or corporate reorganization affecting TELINT, or any plan to modify its business policies, employment practices or the use of its assets.

However, the above could change in the future as a result of new opportunities and market conditions, and AMX reserves the right to develop any plan or proposal to carry out any such act or transaction to the extent that its corporate authorities and those of TELINT may deem it convenient.

In addition, such shareholders will have the rights afforded to minority shareholders pursuant to the General Corporations Law, which provides for fewer protections for minority shareholders than those afforded by the LMV. As a result, such shareholders will have virtually no rights against the decisions approved by the majority shareholders, except in limited circumstances.

The Series L of AMX to be subscribed by the holders of the TELINT Shares in connection with the Offer are limited-voting shares, no par value, issued in registered form.

AMX does not expect the consummation of the Offer to result in any material violation of the applicable laws and regulations, or the regulatory requirements imposed by the applicable antitrust laws.

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If consummated, the Offer and the TELECOM Offer will have the following effect on AMX’s capital:

América Móvil, S.A.B. de C.V.

(As of February 28, 2010)

	Prior to the Offers		Upon Consummation of the Offers(*)		Upon Consummation of the Offers(**)
Series	Number of Shares Outstanding	% of the Capital Stock	Number of Shares Outstanding	% of the Capital Stock	Number of Shares Outstanding	% of Capital Stock
Series A	448,667,716	1.39	448,667,716	1.07	448,667,716	1.15
Series AA	11,721,316,330	36.38	11,721,316,330	27.91	11,721,316,330	29.78
Series L	20,033,546,410	62.23	29,800,621,812	71.02	27,162,112,480	69.07

Total	32,194,530,456	100.00	41,961,605,858	100.00	39,323,096,526	100.00

(*)	Assuming that none of the TELINT shareholders participating in the TELINT Offer will elect the cash option.
(**)	Assuming that all of the TELINT shareholders participating in the TELINT Offer will elect the cash option.

For additional information with respect to the pro forma financial information included in this Information Memorandum to show the effects of the Offer and the TELINT Offer on AMX, see Section 10.2 of the Disclosure Statement Regarding the Company’s Reorganization, submitted by AMX to its shareholders and the public pursuant to Article 35 and other related articles of the General Rules on March 2, 2010, as resubmitted on March 12, 2010. Such information must be reviewed in conjunction with and within the context of the Disclosure Statement Regarding the Company’s Reorganization, including the assumptions, events and risk factors described therein.

The Offer involves various material risks and consequences. As a result, TELINT’s shareholders should consider such risks, including, without limitation, those described below, before making any decision as to whether or not to participate in the Offer.

The offering price is fixed and will not be adjusted in response to market fluctuations

AMX is offering to purchase the TELINT Shares based upon an exchange ratio of 0.373:1 and, as a result, TELINT’s shareholders will receive 0.373 Series L shares of AMX for each TELINT Share tendered by them in connection with the Offer, or Ps.11.66 in cash. AMX will not adjust the exchange ratio in response to any fluctuation in the market price of the securities subject matter of the Offer. The market price of the TELINT Shares may vary significantly between the date of this Information Memorandum and throughout the Offering Period.

The liquidity of any TELINT Shares not tendered in connection with the Offer may be adversely affected

AMX intends to acquire up to 100% (one hundred percent) of the shares of stock of TELINT in connection with the Offer, and to promote the cancellation of the registration of the TELINT Shares with the RNV and the BMV. The market for any remaining TELINT Shares may be less liquid than the market for such shares prior to the Offer, and the market value of such shares could decrease significantly with respect to their value prior to the Expiration Date, particularly if the TELECOM Shares are effectively cancelled with the RNV and delisted from the BMV.

If you do not tender your TELINT Shares in connection with the Offer, you will remain a minority shareholder of TELINT and there may be no liquid marked for the TELINT Shares

If you do not tender your TELINT Shares in connection with the Offer, upon completion of the Offer you will become a minority shareholder in TELINT and will have limited rights, if any, to influence the outcome of any decision requiring shareholder approval, including the election of directors, the acquisition or transfer of material assets, the issuance of shares or other securities, and the payment of dividends on the TELINT Shares. Mexican law affords limited rights to minority shareholders. If AMX is required to conduct a subsequent offer to purchase any remaining TELINT Shares, or to establish a trust for the

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acquisition of any publicly-held TELINT Shares, such acquisition would be made based upon the same exchange ratio used in connection with the Offer. In addition, upon completion of the Offer the market for the TELINT Shares may become less liquid. As a result, the price for any future transfer of TELINT Shares could be significantly lower than the price per share reflected by the exchange ratio applicable to the Offer.

In addition, unless the CNBV approves the cancellation of the TELINT Shares with the RNV, such shares will continue to trade on the BMV. Pursuant to Article 108 of the LMV, the CNBV may cancel the registration of any securities with the RNV in any of the events set forth in such provision, if it determines that the protection of the public’s interests has been ensured and the conditions set forth in such Article 108 have been satisfied.

Following the consummation of the Offer, the market liquidity of the TELINT Shares will be materially and adversely affected as a result of the cancellation of the registration of such shares with the RNV and the BMV, given that in all likelihood there will be no further active trading market in which to sell such shares. As a result, the Purchase Price of such TELINT Shares would be substantially lower than the price offered in connection with the Offer.

AMX’s failure to acquire a substantial majority of the outstanding capital stock of TELINT could affect its ability to complete any post-closing reorganization of the combined company, which could reduce or delay the cost savings or revenue benefits to the combined company

The Offer is not conditioned upon the acquisition of a minimum number of TELINT Shares. In addition, under Mexican law, AMX will only be permitted to apply for the cancellation of the registration of the TELINT Shares with the RNV and to delist such shares on the BMV if at least 95% (ninety five percent) of the holders of TELINT Shares vote favorably (it is the applicable threshold required by Mexican Law to request cancelation of the registration of shares with the RNV and its subsequent delisting from the BMV). As a result, AMX could complete the Offer but hold less than 100% (one hundred percent) of the TELINT Shares. The existence of minority shareholders at TELINT and the non-cancellation of the registration of the TELINT Shares with the RNV and the fact that TELINT Shares remain listed on the BMV, may generate additional expenses and result in administrative inefficiencies. For example, AMX may be precluded from conducting certain types of reorganizations involving TELINT and its respective subsidiaries that would result in significant benefits to the combined entity. In addition, AMX may be required to maintain separate committees at the AMX and TELINT boards of directors, and may be subject to separate reporting requirements with Mexican authorities. In addition, all transactions between AMX and TELINT would be required under Mexican law to be on an arm’s length basis, which may limit AMX’s ability to achieve certain savings and to conduct the joint operations as a single business unit in order to achieve its strategic objectives. As a result, it may take longer and be more difficult to effect any post-closing reorganization and the full amount of the cost synergies and revenue benefits for the combined company may not be obtained or may only be obtained over a longer period of time. This may adversely affect AMX’s ability to achieve the expected amount of cost synergies and revenue benefits after the Offer is completed.

In case of consummation of the Offer, AMX may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with the Offer

Acquisition of TELECOM Shares by AMX may not achieve the business growth opportunities, revenue benefits, cost savings and other benefits that AMX anticipates. AMX believes the consideration for the Offers is justified by the benefits it expects to achieve by combining its operations with TELECOM and TELINT. However, these expected business growth opportunities, revenue benefits, cost savings and other benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

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AMX may be unable to fully implement its business plans and strategies for the combined businesses due to regulatory restrictions. Each of AMX and TELINT is subject to extensive government regulation, and AMX may face regulatory restrictions in the provision of combined services in some of the countries in which it operates. For example, in Brazil, AMX’s and TELINT’s businesses are regulated by the Brazilian National Telecommunications Agency, or “Anatel”. Upcoming regulations by Anatel, which focus on economic groups with significant market powers, would impose new cost-based methodologies for determining interconnection fees charged by operators in Brazil. AMX cannot predict whether Anatel will impose specific regulations that would affect its combined operations more adversely than they would affect its individual operations. In Mexico, Telcel is part of an industry-wide investigation by the Federal Competition Commission to determine whether any operators possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. TELECOM is the direct holder of approximately 59.4% (fifty nine point four percent) of the outstanding capital stock of Telmex, and AMX will be acquiring part of Telmex through the Offer. AMX cannot predict whether the Federal Competition Commission or other governmental entities would renew or revise its investigations to take into account the combined businesses.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by AMX to result from the reorganization may not be achieved as expected, or at all, or may be delayed. To the extent that AMX incurs higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, its results of operations, financial condition and the price of its shares may suffer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

15. RIGHTS OF THE SHAREHOLDERS

a. The TELINT Shares

According to TELINT’s Annual Report, TELINT’s capital is represented by Series A shares, Series AA shares, and Series L shares, no par value. All such shares are fully subscribed and paid-in.

The Series AA and Series A shares are full-voting shares. Holders of the Series L shares are entitled to vote only with respect to certain limited matters. Series “A” shares and Series “AA” shares carry identical rights except for the ownership restrictions imposed by the Series AA shares, which cannot be held by non-Mexican nationals. The Series AA must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, and in accordance with TELINT’s bylaws may only be acquired by Mexican investors.

Each Series AA and Series A share can be converted into a Series L share at the election of its holder, so long as the Series AA shares represent not less than 20% of the outstanding shares of stock or 51% of the aggregate number of Series AA and Series A shares. As of December 31, 2008, the Series AA shares represented 44.29% of the outstanding shares of stock and 95.13% of the aggregate number of Series AA and Series A shares.

b. The AMX Shares

As of the date hereof, AMX’s capital stock comprises Series AA common shares, Series A common shares, and Series L limited-voting shares, all of which have no par value and are issued in registered form. All of the outstanding shares of AMX are fully subscribed and paid-in. Any TELINT shareholder who may elect to participate in the Offer will be entitled to subscribe Series L shares of AMX, which shares are not included in the Offer.

Holders of the Series L shares are entitled to vote only in limited circumstances, including the transformation of AMX from one type of corporation to another, any merger involving AMX, the extension of its corporate life, its voluntary dissolution, any change in its corporate purpose, any change of nationality, the removal of AMX’s shares from listing on the BMV or any foreign stock exchange, and any other matter that may affect the rights of the holders of the Series L shares.

The Series AA shares, which must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, may only be held by investors who qualify as Mexican pursuant to Mexico’s Foreign Investment Law (Ley de Inversión Extranjera) and the bylaws of AMX. Each Series AA and Series A share may be exchanged, at the election of its holder, for one Series L share; provided, that the Series AA shares may not represent at any time less than 20% of AMX’s capital or less than 51% of the aggregate number of Series AA and Series A shares.

Absent the appointment of a director by the minority shareholders, the holders of the Series L shares, voting as a class pursuant to a resolution adopted at a special shareholders meeting convened to such effect, will be entitled to appoint two members of the Board of Directors of AMX and two alternates; provided, that the aggregate number of directors appointed by the minority shareholders and the holders of the Series L shares, as a class, may in no event exceed the aggregate percentage of the capital stock represented by the Series L shares, divided by 10.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

The following table contains a brief summary of the principal differences between TELINT’s Series A and Series L shares, and the AMX Shares:

TELINT A Shares	TELINT L Shares	AMX L Shares
Voting Rights
Holders of TELINT A Shares, together with the holders of TELINT AA Shares, are entitled to vote as a combined class for a majority of TELINT’s directors.	Holders of TELINT L Shares entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors.	Holders of AMX L Shares entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors.

Under Mexican law, holders of TELINT A Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of TELINT A Shares.	Under Mexican law, holders of AMX L Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of AMX L Shares.	Under Mexican law, holders of AMX L Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of AMX L Shares.

Under Mexican law, holders of 20% or more of all outstanding TELINT A Shares would be entitled to request judicial relief against any such action taken without such vote.	Under Mexican law, holders of AMX L Shares, a holder of [20% or more of all outstanding] AMX L Shares would be entitled to judicial relief against any such action taken without such a vote.	Under Mexican law, holders of AMX L Shares, a holder of [20% or more of all outstanding] AMX L Shares would be entitled to judicial relief against any such action taken without such a vote.

Holders of TELINT A Shares, together with the beneficial holders of TELINT AA Shares, are entitled to vote as a combined class on all matters at any meeting of TELINT shareholders.

Each TELINT A Share may be exchanged at the option of the holder for one TELINT L Share, provided that the TELINT AA Shares may never represent less than 20% of TELINT’s capital stock.

Holders of TELINT L Shares are entitled to vote on the following matters together with the holders of the TELINT AA Shares and the TELINT A Shares. A resolution on any of these matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the TELINT AA Shares and the TELINT A Shares voting together:

•       the transformation of TELINT from one type of company to another;

•       any merger in which TELINT is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELINT (when TELINT is the surviving entity); and

•       cancellation of the registration of TELINT shares on the RNV, the BMV and any foreign stock exchange on which they are registered.

Holders of AMX L Shares are entitled to vote on the following matters together with the holders of the AMX AA Shares and the AMX A Shares. A resolution on any of these matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AMX AA Shares and the AMX A Shares voting together:

•       The transformation of AMX from one type of company to another;

•       any merger of AMX;

•       the extension of AMX’s corporate life;

•       AMX’s voluntary dissolution;

•       change in AMX’s corporate purpose;

•       transactions that represent 20% or more of AMX’s consolidated assets;

•       a change in AMX’s state of incorporation;

•       removal of AMX’s shares from listing on the BMV or any foreign stock exchange; and

•       any action that would prejudice the rights of holders of AMX L Shares.

Dividend Rights

Holders of TELINT A Shares are entitled to participate in dividend or other distributions at the time such dividend or other distribution is declared.	Holders of TELINT L Shares are entitled to participate in dividend or other distributions at the time such dividend or other distribution is declared.

Holders of AMX L Shares are entitled to receive a cumulative preferred annual dividend of Ps.0.00042 per share before any dividends are payable in respect of any other class of AMX’s capital stock.

If a dividend is paid after payment of the AMX L Share preferred dividend, such dividend must first be allocated to the payment of dividends to AMX A Shares and AMX AA Shares, in equal amounts, up to the amount of the AMX L Share preferred dividend, and then to all classes of shares, such that the dividend per share is equal.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

TELINT A Shares	TELINT L Shares	AMX L Shares

Liquidation Preference

None.	None.

Upon liquidation, AMX L Shares are entitled to a liquidation preference equal to: (i) accrued but unpaid AMX L Share preferred dividends, plus (ii) Ps. 0.00833 per share (representing the capital attributable to AMX L Shares as set forth in AMX’s bylaws) before any other distribution is made.

Following payment in full of any such amount, holders of AMX AA Shares and AMX A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per AMX L Shares. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, any remaining amounts payable in respect of AMX’s capital stock.

Limitations on Share Ownership with Respect to non-Mexican Investors

Pursuant to TELINT’s bylaws, non-Mexican investors are not permitted to own more than 49% of TELINT’s capital stock.	Pursuant to TELINT’s bylaws, non-Mexican investors are not permitted to own more than 49% of TELINT’s capital stock.	On March 17, 2010, AMX’s shareholders approved an amendment to the company’s nationality, to preclude the participation of non-Mexicans therein. The AMX L Shares are “neutral” shares and, as such, do not constitute a foreign investment under Mexican law

Limitations on Share Ownership

TII A Shares and TII L Shares together cannot represent more than 80% of TELINT’s capital stock. At least 20% of TELINT’s capital stock must consist of TII AA Shares.	TII A Shares and TII L Shares together cannot represent more than 80% of TELINT’s capital stock. 20% of TELINT’s capital stock must consist of TII AA Shares.	AMX L Shares and AMX A Shares together cannot represent more than 80% of AMX’S capital stock. 20% of AMS’s capital stock must consist of AMX AA Shares.

Capital Increases and Preemptive Rights

Any capital increase must be represented by new shares of each series (including TII A Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting TII A Shares has a preferential right to subscribe to a sufficient number of TII A Shares to maintain that holders existing proportionate holdings of TII A Shares.

Any capital increase must be represented by new shares of each series (including TII A Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting TII A Shares has a preferential right to subscribe to a sufficient number of TII A Shares to maintain that holders existing proportionate holdings of TII A Shares.

Any capital increase must be represented by new shares of each series (including AMX L Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting AMX L Shares has a preferential right to subscribe to a sufficient number of AMX L Shares to maintain that holders existing proportionate holdings of AMX L Shares.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

16. MAINTENANCE OR CANCELLATION OF THE REGISTRATION

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

As described in Section 18 of this Information Memorandum, if after the completion of the Offer the CNBV approves the cancellation of the TELINT Shares with the RNV and the BMV, but there are still any TELINT Shares held by the public, pursuant to Article 108(I)(c) of the LMV the Issuer will establish the Trust and transfer thereto, for a term of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, and cash resources in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

Legal Provisions Applicable to the Cancellation

Article 108 of the LMV, which sets forth the procedure applicable to the cancellation of the registration with the RNV, provides that such cancellation will only be approved if in the CNBV’s opinion the protection of the publics’ interests has been ensured and all of the conditions set forth in such article have been met. In addition, pursuant to TELINT’s bylaws, the cancellation of the registration with the RNV must be carried out in strict adherence to the LMV and the General Rules.

Potential Cancellation Scenarios

Contingent upon the outcome of the Offer, following the consummation thereof and subject to the satisfaction of all the applicable legal requirements to ensure the protection of the public’s interests, and the approval of all the requisite corporate actions, and assuming that AMX will elect to cancel the registration of the TELINT Shares with the RNV, under applicable law AMX may proceed with such cancellation in accordance with either of the following scenarios:

A.	Immediate Cancellation.

If warranted by the percentage of shares publicly held after the Offer, and subject to the approval of TELINT’s shareholders meeting, AMX will immediately apply for the cancellation of the TELINT Shares with the RNV and the BMV. It is estimated that such percentage would be equal or in excess of 95% of the outstanding shares.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

B.	Deferred Cancellation.

If warranted by the percentage of shares publicly held after the Offer, in the CNBV’s opinion based upon the outcome of the Offer and a detailed review of the terms on which it was completed, AMX will consider conducting a subsequent public offer based on a price equal to the highest of:

•

the trading price of such shares on the BMV (which shall for these purposes be the weighted average trading price for the last 30 (thirty) days of reported trading activity for the TELINT Shares, within a period not to exceed the six (6) month-period immediately preceding the subsequent offer or, if the number of trading days within such period is less than 30 (thirty), then the number of days on which such shares were actually traded; or, absent any trading activity occurred during such period, the book value of such shares). For purposes of such determination, the relevant period will include the period subsequent to the announcement of the Offer and, accordingly, there is no guaranty that the resulting price will be equal or similar to the exchange ratio used in connection with the Offer; or

•	the book value of per TELINT Share, as the case may be, pursuant to the most recent quarterly report filed with the CNBV and the BMV prior to the commencement of the subsequent offer.

•

Notwithstanding the above, based upon TELINT’s financial condition and prospects, it may be requested to the CNBV authorization to determine the offering price in the subsequent offer upon other basis, subject to the submission of evidence of the approval of such basis by TELINT’s board of directors taking into consideration the opinion of its Audit and Corporate Governance Committee, together with a description of the reasons that justify such other price, and a report from an independent expert stating that such other price is consistent with the provisions of Article 108 of the LMV.

AMX cannot anticipate if, when or under what terms and conditions it will conduct a subsequent offer, or if the offering price in connection therewith will be similar to the price determined for purposes of the Offer.

AMX cannot determine if it will elect to maintain the TELINT Shares registered with the RNV and the BMV, or to cancel such registrations as a result of the outcome of the Offer, due to, among others, the following considerations:

•	AMX cannot determine the number of TELINT Shares it will acquire in connection with the Offer;

•

The Offer is not conditioned upon the acquisition of a minimum number of shares and, accordingly, subject to the terms and conditions set forth in the relevant offering documents, AMX will purchase any such number of TELINT Shares as may be tendered in connection therein;

•

AMX cannot guaranty that it will establish a trust upon consummation of the Offer. The creation of any such trust will depend on whether or not AMX elects to cancel the registration with the RNV based upon the outcome of such offers;

•

AMX cannot guaranty that it will request the cancellation of the registration of the TELINT Shares with the RNV following any subsequent offer. Any decision to such effect will be contingent upon the number of TELINT Shares acquired by AMX; and

•

If the TELINT Shares cease to constitute publicly trades securities as a result of the cancellation of their registration with the RNV, any transfer of such shares by any individual, including any transfer effected through any trust established pursuant to Article 108 of the LMV, will be subject to the Mexican income tax. For additional information on the tax consequences associated with the transfer of shares through such trust, see Section 19(c) of this Information Memorandum.

The time period it takes to effectively cancel the registration of shares with the RNV is undetermined. Generally, it may take up to two (2) months to initiate the process and it is not possible to determine how long it will take to culminate.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Corporate Rights

The exercise of various corporate rights, including the appointment of directors, the commencement of liability actions against the directors, the right to petition the issuance of notice of a shareholders meeting, the right to request a delay for voting with respect to a particular matter, and the right to challenge the resolutions adopted by the shareholders, requires ownership of a given percentage of the capital stock. Accordingly, upon completion of the Offer the number of shares held by persons other than AMX may not be sufficient to exercise such rights.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

17. OPINIONS OF THE BOARD OF DIRECTORS AND THE INDEPENDENT EXPERTS

a. Opinion of TELINT’s Board of Directors

As disclosed by TELINT on March 19, 2010, pursuant to Article 101 of the LMV its Board of Directors, taking into consideration Merrill Lynch’s independent expert opinion and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, determined that the exchange ratio and the Purchase Price for purposes of the Offer are fair and reasonable from a financial perspective.

In addition, pursuant to Article 101 of the LMV, all members of TELINT’s Board of Directors holding TELINT Shares have informed AMX that they and their related parties intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares.

Finally, the members of TELINT’s Board of Directors indicated that, notwithstanding the fact that in their opinion they have no conflicts of interests in connection with the Offer, in order to avoid any potential perception as to the existence of any such conflict Messrs. Arturo Elías Ayub and Carlos Slim Domit decided to abstain from participating in any discussion with respect to the Offer, but were nevertheless in agreement with the resolution adopted by the remaining directors. TELECOM has informed AMX that it will not participate in the Offer.

b. Opinion of the Independent Expert Retained by TELINT

As disclosed by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert advisor to TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 23(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable from a financial perspective. Recipients of this Information Memorandum are advised to review Exhibit 23(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

c. Opinion of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes

On January 13, 2010, AMX’s Board of Directors issued a favorable opinion with respect to the commencement of the Offer by AMX, and resolved, among other things, to authorize AMX to retain a financial advisor as independent expert for purposes of the Offer (and also to act as independent expert fur purposes of, and in accordance with, Mexican law). On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse Securities (USA) LLC (“Credit Suisse”). Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer. On March 9, 2010, Credit Suisse issued its opinion to AMX Board of Director’s, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 23(a), the consideration, in cash of in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for purposes of evaluating the Offer from a financial perspective and not for the benefit of shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

18. TRUST FOR THE ACQUISITION OF SHARES SUBSEQUENT TO THE CANCELLATION OF THE REGISTRATION

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, upon consummation of the Offer AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

Pursuant to Article 108(I)(c) and other applicable provisions, upon cancellation of the registration of the TELINT Shares the Issuer will establish the Trust and transfer thereto, for a period of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares and cash sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer and resources in cash, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

19. TAX CONSIDERATIONS

The following summary contains a description of certain Mexican federal income tax consequences applicable to the Offer, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to participate in the Offer.

This discussion does not constitute, and should not be considered as, legal or tax advice to TELINT’s shareholders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico as in effect on the date of this Information Memorandum.

The following considerations may not be applicable to all shareholders alike. Accordingly, TELINT’s shareholders should consult their own tax advisors as to the tax consequences of their participation in the Offer. AMX, the Issuer and the Intermediary assume no liability whatsoever in connection with the tax effects or obligations to those shareholders who may tender their TELINT shares in connection with the Offer.

a. Transfer of the TELINT Shares

Those holders of TELINT Shares that may decide to accept the Offer will transfer their shares for the benefit of AMX. Such transfer may be subject to tax consequences in Mexico.

For purposes of the applicable tax laws, the reference price for tax purposes should be equal to the reference price. However, the reference price may vary for any shareholder able to secure the resolution referred to in Article 26 of Mexico’s Income Tax Law.

The transfer of the TELINT Shares through the BMV in connection with the Offer may have, among others, the following tax consequences depending on the particular situation of each shareholder:

A. Individuals Residents of Mexico

Any individual resident of Mexico not covered by the exception to the condition set forth in Article 109(XXVI) of the Income Tax Law, will be exempt from payment of the Mexican income tax on any gain obtained as a result of the transfer of his/her TELINT Shares through the BMV in connection with the Offer.

B. Non-Mexican Residents

Any income received by any non-Mexican resident as a result of the transfer of shares of Mexican issuers, among others, will be deemed to have originated in Mexico and will be subject to the Mexican income tax.

Notwithstanding the above, non-Mexican residents will not be subject to Mexican income tax payment obligations to the extent they sell their shares through the BMV, provided they are not subject to the provisions described in the preceding subsection.

Non-Mexican residents holding shares of the Issuer should be aware of the fact that, to the extent that they transfer such shares through the BMV in connection with the Offer, they may be subject to taxation pursuant to the applicable laws of their place or residence or country of origin. Such shareholders should consult with their own tax advisors as to the potential tax consequences of such transfer outside of Mexico.

Individuals or entities that are residents of a country that is party with Mexico to a treaty to avoid double taxation, may abide themselves of the benefits afforded by the applicable treaty by submitting evidence of their residence in such country for tax purposes, appointing a representative for tax purposes in Mexico, and giving notice of such designation to Mexican tax authorities.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

C. Legal Entities Residents of Mexico and Non-Mexican Residents with a Permanent Establishment in Mexico

Gains obtained by legal entities that are residents of Mexico and non-Mexican Residents who have a permanent place of business in Mexico, as a result of the transfer of their TELINT Shares through the BMV in connection with the Offer, will be considered as taxable income for purposes of the determination of the income tax rate payable thereon.

The gain on the transfer of any shares by any legal entity resident of Mexico or any non-Mexican resident with a permanent place of business in Mexico, will be determined based upon the reference price per share and the average cost of each such share in terms of the applicable law, taking into consideration the particular circumstances of such person.

b. Subscription of the Series L AMX Shares

The subscription of the Series L AMX Shares by those TELINT shareholders participating in the Offer should not give rise to any income tax payment obligation in accordance with the Mexican tax laws in effect as of the date of this Information Memorandum.

c. Transfer of Unregistered Securities

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares and the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

If the TELINT Shares cease to constitute publicly trades securities as a result of the cancellation of their registration with the RNV, any transfer of such shares by any individual, including any transfer effected through the Trust, will be subject to the Mexican income tax.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

20. RECENT DEVELOPMENTS

Additional documents disclosed by AMX to the public on March 22, 2010 are hereby incorporated by reference and are available for consultation through AMX at www.americamovil.com, as well as through the following links: www.sec.gov/Archives/edgar/data/1129137/000119312510062463/0001193125-10-06 2463-index.htm; http://www.sec.gov/Archives/edgar/data/1129137/000119312510062453/0001193125-10-062453-index.htm

21. ADDITIONAL INFORMATION

In this section you will find additional information included in the Form F-4 to be filed by AMX with the SEC, in connection with the U.S. Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

22. SIGNATURES

The undersigned hereby declare, under penalty of perjury, that we have no knowledge of any material information which has been omitted from or misrepresented in this Information Memorandum in connection with the public offer subject matter thereof, or which could induce the public to error.

AMX

América Móvil, S.A.B. de C.V.

By: Alejandro Cantú Jimenez

Legal Representative

The Underwriter

Inversora Bursátil, S.A. de C.V., Casa de

Bolsa, Grupo Financiero Inbursa

By: Luis Frías Humphrey

Legal Representative

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

23. EXHIBITS

a. Exhibit 23(a) — Opinion of Credit Suisse

March 9, 2010

Board of Directors

América Móvil, S.A.B. de CV.

Lago Alberto No. 366

Colonia Anahuac, 11320

Mexico, Distrito Federal

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to América Móvil, S.A.B. de C.V. (“América Móvil”) of the Consideration (as defined below) to be paid by América Móvil in connection with its proposed acquisition of Telmex Internacional, S.A.B. de C.V. (“Telint” and, such acquisition, the “Transaction”), a majority-owned subsidiary of Carso Global Telecom, S.A.B. de C.V. (“Telecom”). Subject to the terms and conditions more fully described in the Offer Information Documents (as defined below), América Móvil will commence an offer to exchange each outstanding Series A share and Series L limited voting share, each with no par value, including those represented by American Depositary Shares (“Telint Shares”), of the capital stock of Telint not already owned by Telecom for per share consideration equal to, at the election of the holder thereof, either (a) 0.373 of a Series L limited voting share, no par value (“América Móvil Shares”), of the capital stock of América Móvil (such number of shares so issuable, the “Stock Consideration”) or (b) 11.66 pesos in cash (such consideration, together with the Stock Consideration, the “Consideration”). It is our understanding that, concurrently with the commencement of the Transaction, América Móvil also will commence an exchange offer for all outstanding shares of the capital stock of Telecom.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to América Móvil, Telint and the Transaction, including certain press releases and information statements publicly filed by América Móvil with respect to the Transaction (collectively, the “Offer Information Documents”). We also have reviewed certain other information relating to América Móvil and Telint provided to or discussed with us by América Móvil and Telint, including certain publicly available financial forecasts relating to América Móvil as adjusted and extrapolated per the guidance of the management of América Móvil (the “América Móvil Public Forecasts”) and certain publicly available financial forecasts relating to Telint as adjusted and extrapolated per the guidance of the managements of América Móvil and Telint (the “Telint Public Forecasts”), and have met with the managements of América Móvil and Telint to discuss the businesses and prospects of América Móvil and Telint. We also have considered certain financial and stock market data of América Móvil and Telint, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of América Móvil and Telint, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. As you are aware, we have been advised by the management of América Móvil that América Móvil was not provided with access to internal financial forecasts of Telint and that there are no long-term internal financial forecasts for América Móvil. Accordingly, at the direction of América Móvil and with your consent, we have utilized for purposes of our analyses the América Móvil Public Forecasts and Telint Public Forecasts and have assumed that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of América Móvil and Telint, respectively, and that América Móvil and Telint will perform substantially in accordance with such forecasts. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction or any related transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on América Móvil, Telint or the contemplated benefits of the Transaction and that the Transaction and related transactions will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of América Móvil have advised us, and we further have assumed, that the terms of the Transaction which will be set forth in certain offer documents to be filed by América Móvil in connection with the Transaction will conform in all material respects to the terms described to us and as set forth in the Offer Information Documents.

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of América Móvil or Telint, nor have we been furnished with any such evaluations or appraisals. In addition, we were not requested to, and we did not, participate in the structuring of the Transaction or any related transaction. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to América Móvil of the Consideration provided for in the Transaction and does not address any other aspect or implication of the Transaction or any related transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, any related transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction or any related transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, would have a material impact on our analyses. We are not expressing any opinion as to what the value of América Móvil Shares actually will be when issued to the holders of Telint Shares pursuant to the Transaction or the prices at which América Móvil Shares or Telint Shares will trade at any time. Our opinion does not address the relative merits of the Transaction or any related transaction as compared to alternative transactions or strategies that might be available to América Móvil, nor does it address the underlying business decision of América Móvil to proceed with the Transaction or any related transaction.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

We have acted as financial advisor to América Móvil in connection with the Transaction and will receive a fee upon delivery of this opinion. In addition, América Móvil has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to América MóviI, Telint and their respective affiliates, for which services we and our affiliates have received and would expect to receive compensation, including having acted as joint bookrunner in connection with certain note offerings of América Móvil and as joint bookrunner and structuring agent in connection with certain full toll road and securitization transactions for an affiliate of América Móvil. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of América MóviI, Telint and any other company that may be involved in the Transaction or related transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of América Móvil (solely in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction or any related transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to América Móvil.

Very truly yours,

CREDIT SUISSE SECURITIES (USA)LLC

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Exhibit 23(b) — Opinion of Merrill Lynch

[PENDING]

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b. Exhibit 23 (c) Form of Acceptance Letter

Acceptance Letter

TENDER OFFER FOR UP TO 100% (ONE HUNDRED PERCENT) OF THE OUTSTANDING SHARES OF STOCK OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELINT”)

Custodian’s Acceptance Letter to Participate in the Offer (the “Acceptance Letter”)

In order to participate in the Offer, the Custodian shall consolidate all the acceptances and instructions received from its clients and deliver to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”) a duly completed Acceptance Letter together with the power of attorney granted to its executor, and transfer the applicable TELINT Shares (the “Shares”) in the manner set forth below.

This letter must be completed, executed and delivered via courier, return receipt requested, at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, D.F., Mexico, attention: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900, ext. 1547, Fax +(5255) 5259-2167.

Acceptance Letters will be received from April 7, 2010, which is the first day of the Offering Period, through May 5, 2010, which is the last day of the Offering Period, or the Expiration Date. The hours for such receipt will be 9:00 a.m. to 2:00 p.m., and 4:00 p.m. to 6:00 p.m. Mexico City time, each business day during the Offering Period, except for the Expiration Date, which will be 9:00 a.m. to 4:00 p.m., Mexico City time.

The Custodian shall transfer the Shares to Inbursa’s account No. [—] with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), not later than by 4:00 p.m., Mexico City time, on the Expiration Date. Any Shares transferred to such account after such time will not be included in the Offer.

Any Acceptance Letter improperly completed, received after the dates or hours stipulated above, or which are not accompanied by the transfer of the relevant Shares, will not be taken into consideration and, as a result, the Shares subject matter of such Acceptance Letters will be excluded from the Offer without any liability for Inbursa, América Móvil, S.A.B. de C.V. or their respective related parties. Neither América Móvil, S.A.B. de C.V., Inbursa or any other person assumes any obligation to notify any Custodian or shareholder who may intend to accept the Offer, of any defect or irregularity in the Acceptance Letter or any document relating to the tender of their shares in connection with the Offer.

For purposes of the Offer, the Custodian, on behalf of its clients, hereby represents that such clients have instructed it to accept the terms and conditions for the Offer as set forth in the Information Memorandum, which is available for inspection at www.bmv.com.mx as of [—]. The Custodian further represents that, in accordance with its internal books and records, as of the date hereof each investor on whose behalf it has submitted this Acceptance Letter is the legitimate holder of the Shares and has the necessary legal capacity to transfer such shares in connection with the Offer.

The Custodian will receive, through Indeval, 0.373 Series L AMX Shares in exchange for each TELINT Share tendered in connection with the Offer (the “Exchange Ratio”), or Ps.11.66 in cash per TELINT SHARE (the “Purchase Price”).

The number of Shares tendered by the Custodian in its own name or on behalf of third parties in connection with the Offer, which have been transferred to Inbursa’s account No. 2501 with Indeval, is:

Number of shares (in number and words):

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The number of shares indicated in the preceding box, multiplied by the Exchange Ratio, equals:

Number of shares (in number and words):

On May 11, 2010, the Settlement Date, Inbursa will transfer the number of shares indicated in the preceding box to those Custodians who may have validly accepted the Offer in their own name or on behalf of their clients in accordance with the terms set forth in the Information Memorandum, based upon the following information:

Custodian’s SIAC account for purposes of the transfer of the Series L AMX Shares by Inbursa:

Account No.:

Beneficiary:

Credit Institution’s ID No.:

If the Custodian is electing to receive the settlement of the Shares transferred pursuant hereto at an account other than a SIAC account, please provide the relevant account information:

The undersigned hereby represents, on behalf of the institution represented by him/her, that all of the information contained herein with respect to such institution or its clients is correct, that he/she accepts the terms of the Offer, and that he/she has been granted sufficient authority by the Custodian to deliver and accept the terms of this Acceptance Letter.

The Custodian	Individual responsible for the information contained in this Acceptance Letter
Name:	Name:
Name and position of the contact person:	Title:
Address:	Signature

Telephone:
Fax:
Email:	Date:

Capitalized terms not otherwise defined in this Acceptance Letter shall have the meaning ascribed thereto in the Information Memorandum.

Attached hereto is a copy of the power of attorney granted by the Custodian to the person executing this Acceptance Letter.